BAKER & McKENZIE

[redacted]所

06016438

RECEIVED
2006 SEP -5 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003
By Hand

August 29, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 26, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

PROCESSED
SEP 05 2006
THOMSON FINANCIAL

Encl.

BAKER & MCKENZIE
貝克・麥堅時律師事務所

RECEIVED
2006 SEP -5 A 9:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on July 26, 2006

1. Announcement of 2006 Interim Results, released on August 23, 2006, in English and in Chinese;
2. Announcement of Resolutions Passed at the Eighth Board Meeting of 2006, released on August 23, 2006, in English and in Chinese;
3. Announcement of the Unaudited Interim Results For the Six Months Ended 30 June, 2006, released on August 29, 2006, in English and in Chinese;
4. Announcement of Special General Meeting Held on 28 August 2006 – Poll Results and Change of Directors and Supervisors, released on August 29, 2006, in English and in Chinese.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

2006 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "**Board**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce the interim results of the Company and its subsidiaries (the "**Group**") for the six months ended 30 June 2006 (the "**Reporting Period**"), together with the comparative figures for the six months ended 30 June 2005. The Group's interim results have not been audited but have been reviewed by the Company's international auditors, Ernst & Young (certified public accountants in Hong Kong).

I. MAJOR FINANCIAL DATA

The interim results of the Group for the Reporting Period have been reviewed by Ernst & Young, in accordance with SAS 700 "Engagement to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), as compared with those for the six months ended 30 June 2005, and are as follows:

(1) Condensed Consolidated Income Statement *(Note 1)*

	Notes	January-June 2006 (Unaudited) RMB'000	January-June 2005 (Unaudited) RMB'000
Revenue	2	4,592,642	4,200,778
Operating costs		(3,002,144)	(2,281,654)
Gross profit		1,590,498	1,919,124
Other income and gains	3	151,671	195,499
Administrative expenses		(110,022)	(114,436)
Other expenses		(71,106)	(64,713)
Finance costs	5	(52,051)	(65,789)
PROFIT BEFORE TAX	4	1,508,990	1,869,685
Tax	6	(213,575)	(263,232)
PROFIT FOR THE PERIOD		1,295,415	1,606,453
Attributable to:			
Equity holders of the Company		1,293,741	1,604,549
Minority interests		1,674	1,904
PROFIT FOR THE PERIOD		1,295,415	1,606,453
EARNINGS PER SHARE	7	38.90 cents	48.24 cents
DIVIDEND PER SHARE	8	—	—

(2) Condensed Consolidated Balance Sheet *(Note 1)*

	30 June 2006 (Unaudited) RMB'000	31 December 2005 (Audited) RMB'000
NON-CURRENT ASSETS		
Property, plant and equipment	13,303,531	11,468,121
Available-for-sale equity investment/long term investment	4,000	4,000
Deferred staff expenditure	51,725	58,117
Deferred tax assets	20,954	20,795
	13,380,210	11,551,033
CURRENT ASSETS		
Bunker oil inventories	306,123	266,701
Trade and bills receivables	350,299	227,913
Prepayments, deposits and other receivables	260,466	163,783
Cash and cash equivalents	445,074	1,177,927
	1,361,962	1,836,324
CURRENT LIABILITIES		
Trade payables	341,035	216,888
Tax payable	38,215	41,417
Other payables and accruals	507,246	519,315
Derivative financial instruments	20,237	—
Current portion of interest-bearing bank and other borrowings, and finance lease payables	1,296,615	295,641
	2,203,348	1,073,261
NET CURRENT ASSETS / (LIABILITIES)	(841,386)	763,063
TOTAL ASSETS LESS CURRENT LIABILITIES	12,538,824	12,314,096
NON-CURRENT LIABILITIES		
Interest-bearing bank and other borrowings, and finance lease payables	1,390,432	1,440,406
	11,148,392	10,873,690
EQUITY		
Equity attributable to equity holders of the Company		
Issued capital	3,326,000	3,326,000
Reserves	7,795,749	6,524,921
Proposed final dividend	—	997,800
	11,121,749	10,848,721
Minority interests	26,643	24,969
	11,148,392	10,873,690

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation adopted in the preparation of the interim condensed consolidated financial statements are the same as those used in the annual financial statements for the year ended 31 December 2005, except in relation to the new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations), that affect the Group and are adopted for the first time for the current period's financial statements:

HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Instruments: Recognition and Measurement and Insurance Contracts - Financial Guarantee Contracts
HKFRSs 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HK(IFRIC) - INT 4	Determining whether an Arrangement contains a Lease
HK(IFRIC) - INT 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC) - INT 6	Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment

The adoption of these new and revised HKFRSs, HKASs and Interpretations has had no material impact on the Group's results of operations or financial position.

2. REVENUE

Revenue represents gross revenue arising from shipping operations, net of business taxes. Pursuant to various tax rules and regulations in the PRC, revenues derived from sea freighting attributable to voyages departing from ports in the PRC and from vessel chartering services are both subject to business tax at a rate of 3%. Business taxes charged to the income statement for the Reporting Period amounted to RMB97,461,000 (six months ended 30 June 2005: RMB93,040,000).

3. OTHER INCOME AND GAINS

Other income and gains mainly represent income of RMB37,517,000 arising from leasing of vessels, revenue of RMB7,860,000 arising from management of vessels, revenue of RMB26,876,000 arising from sales of coal, interest income of RMB12,906,000 and net gains on disposal of vessels of RMB54,046,000 during the Reporting Period.

4. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging of the following depreciation and amortisation expenses:

	January-June 2006 (Unaudited) RMB'000	January-June 2005 (Unaudited) RMB'000
Depreciation:		
Owned property, plant and equipment	490,711	423,286
Finance leased property, plant and equipment	14,572	10,475
Amortisation of deferred staff expenditure	6,392	6,391

5. FINANCE COST

	January-June 2006 (Unaudited) RMB'000	January-June 2005 (Unaudited) RMB'000
Total interest	52,051	72,181
Less: Interest capitalised	—	(6,392)
Interest expenses	52,051	65,789

6. TAX

Tax includes the tax of the Group and that of the jointly-controlled entities of the Group.

Effective from 1 January 1998, assessable profits earned by the Company in the People's Republic of China ("PRC") are calculated in accordance with PRC tax regulations and subject to an income tax rate of 15%.

No Hong Kong profits tax has been provided for as no assessable profit was earned in or derived from Hong Kong during the Reporting Period (six months ended 30 June 2005: No assessable profit was earned).

Taxes on profits assessable elsewhere, if applicable, have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the Period of RMB1,293,741,000 (six months ended 30 June 2005: RMB1,604,549,000) and the number of shares of 3,326,000,000 (six months ended 30 June 2005: 3,326,000,000) in issue during the Period.

Diluted earnings per share for the six-month periods ended 30 June 2005 and 2006 have not been presented as no diluting events existed during these periods.

8. DIVIDEND PER SHARE

The directors do not recommend the payment of interim dividend (six months ended 30 June 2005: Nil).

(3) Differences in financial statements prepared under PRC accounting standards ("PRC Accounting Standards") and accounting principles generally accepted in Hong Kong ("HKGAAP"):

	January-June 2006 (Unaudited) RMB'000	January-June 2005 (Unaudited) RMB'000
Net profit attributable to equity holders of the Company prepared under PRC Accounting Standards	1,298,617	1,607,557
Adjustments for depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	(4,876)	(3,008)
Net profit attributable to equity holders of the Company prepared under HKGAAP	1,293,741	1,604,549

	30 June 2006 (Unaudited) RMB'000	31 December 2005 (Audited) RMB'000
Equity attributable to equity holder of the parent prepared under PRC Accounting Standards	11,009,480	10,711,224
Adjustments for revaluation surplus, depreciation, gain on disposal of vessels and deferred staff expenditure, etc	112,269	137,497
Equity attributable to equity holder of the Company prepared under HKGAAP	11,121,749	10,848,721

II. CHANGES OF SHARE CAPITAL STRUCTURE AND MAJOR SHAREHOLDER

(1) Changes of share capital structure

During the Reporting Period, there is no change in either the total number of the shares of the Company or the share capital structure of the Company. The Company has issued a total amount of 3,326,000,000 shares, including 1,578,500,000 State-owned legal person shares (limited to be circulated in the A share market), 1,296,000,000 H shares and 451,500,000 A shares (held by common investors in the market).

(2) Information of shareholders

As at 30 June 2006, the total number of shareholders of the Company is 87,541, of which 538 are holders of H shares.

III. MANAGEMENT DISCUSSION AND ANALYSIS

(1) Scope of the principal businesses of the Group and its operating conditions

The Group is *principally engaged in the cargo shipping business. Cargo shipping mainly consists of the* shipment of oil and dry bulk cargoes (primarily coal) along the coastal region of the PRC and internationally.

During the six months ended 30 June 2006, the world economy sustained a steady improvement and the scale of the world's shipping industry kept expanding. The PRC domestic economy also sustained a steady improvement and the gross domestic product ("GDP") growth rate was 10.9%, as compared with the same period in 2005. In the first half of this year, the domestic shipment of oil remained stable while the shipment for the foreign trade oil fluctuated. In the meanwhile, international shipment of dry bulk cargoes remained steady, but the freight rate decreased as compared with the same period of last year whereas the demand for coastal coal shipment kept the same level. In the first half of this year, due to the world's political and economic circumstances, the oil prices in the world remained at a high level, which brought about high costs for shipping enterprises.

In the first half of this year, the Group kept its focus on the oil shipping and the domestic thermal coal shipping. By making adjustments to its operation strategies according to market circumstances, the Group sustained a steady improvement in its operation. However, due to the high oil prices, the profit deceased *slightly as compared with the same period of last year. During the reporting period, the shipping volume* achieved by the Group was 89.89 billion tonne-nautical miles, increasing by 20.0% as compared with the same period in 2005. The total revenue derived from shipment was RMB4,593 million (after business tax), increasing by 9.3% as compared with the same period in 2005. Influenced by the high prices of fuel oil, the total operating costs of the Group were RMB3,002 million, increasing by 31.6% as compared with the same *period in 2005. The average gross margin rate of the Group was 34.6%, down 11.1 points as compared with* the same period in 2005. The net profit was RMB1,295 million and the earnings per share was RMB0.389, representing a decrease of 19.4 per sent as compared with the same period in 2005.

(2) **Analysis of the principal operations**

An analysis of the principal operations in terms of products transported (Unit: RMB'000) is set out as follows:

Description	Revenue	Operating costs	Gross profit margin (%)	Increase/(decrease) in revenue as compared with the same period of last year (%)	Increase/(decrease) in operating costs as compared with the same period of last year (%)	Increase/(decrease) in gross profit margin as compared with the same period of last year (%)
Oil transportation	2,569,063	1,666,111	35.1	16.5	31.6	(17.6)
Coal transportation	1,577,451	1,070,815	32.1	2.8	28.3	(29.6)
Others	446,128	265,218	40.6	(3.4)	46.3	(33.2)

An analysis of the principal operations in terms of geographical regions (RMB'000) is set out as follows:

Regions	Revenue	Increase/(decrease) in turnover as compared with the same period last year (%)
Domestic transportation	2,677,770	3.7
International transportation	1,914,872	18.2

1. **Oil Transportation**

Oil transportation has been one of the Group's core businesses and will be the focus for further development. During the first half of 2006, facing changes in the domestic and foreign trading oil transportation market, the Group proactively made adjustments to its transportation strategies, so as to sustain a steady improvement in its operating efficiency.

During the first six months of 2006, the shipping volume of oil carried by the Group was 45.45 billion tonne-nautical miles, and the revenue derived from oil shipment was RMB2,569 million, increasing by 26.9 per cent and 16.5 per cent respectively as compared with the same period in 2005.

For shipping oil products in the PRC, under the influence of Ningbo-Shanghai-Nanjing crude oil pipeline, the shipping volume of transshipped crude oil *declined slightly, but the Group made great effort to explore the* market of offshore oil shipment and strengthen the management of domestic product oil shipment, so as to sustain its leading position in the domestic oil shipping market. In the first half of 2006, the Group achieved a shipping volume of 10.39 billion tonne-nautical miles of domestic oil shipping business, and also achieved a revenue of RMB1,081 million derived from such shipping businesses, increasing by 3.3 per cent and 1.5 per cent respectively, as compared with the same period of 2005, of which, the shipping volume and revenue from the transshipment of crude oil was 2.11 billion tonne-nautical miles and RMB338 million, decreasing by 5.9 per cent and 0.5 per cent respectively, as compared with the same period in 2005. The shipping volume and revenue from the offshore oil business was 5.34 billion tonne-nautical miles and RMB484 million, decreasing by 3.7 per cent and 5.9 per cent respectively, as compared with the same period in 2005. The shipping volume and revenue from the coastal product oil business was 2.91 billion tonne-nautical miles and RMB248 million, increasing by 29.9 per cent and 19.1 per cent respectively, as compared with the same period in 2005.

For shipment of foreign trade oil, facing with the fluctuated market, the Group improved its market research and focused on the arrangement of large oil tankers. In the first half of 2006, the shipping volume of foreign trade oil carried by the Group was 35.06 billion tonne-nautical miles, and the revenue derived from such oil shipment was RMB1,488 million, increasing by 36.1 per cent and 30.6 per cent respectively as compared with the same period in 2005, of which, the shipping volume and revenue from the foreign trade crude oil business was *18.13 billion tonne-nautical miles and RMB510 million, increasing by 77.3 per cent and 75.1 per cent* respectively, as compared with the same period in 2005 and the shipping volume and revenue from the foreign trade product oil business was 16.92 billion tonne-nautical miles and RMB978 million, increasing by 9.0 per cent and 15.4 per cent respectively, as compared with the same period in 2005.

In the first half of 2006, the revenue derived from the shipment of foreign trade oil of the Group accounted for 57.9 per cent of the total revenue derived from oil transportation, which indicates the focus in the international market has got progress.

2. **Dry Bulk Cargo Transportation**

The dry bulk cargoes shipped by the Group mainly consists of coal, as well as ores, fertilizers, grain and other large volume bulk cargoes. During the first half of 2006, the overall demand in domestic coal transportation remained at the same level due to the impact of the macro control of the PRC and the increase in the supply of hydro power consumption. The Group has made active adjustment to the allocation of its shipping capacity according to the cargo supply, and achieved favorable economic efficiency by improving the bunker surcharge mechanism. For the first half of 2006, the Group achieved a total shipping volume of coal of 29.06 billion tonne-nautical miles, and revenue of RMB1,577 million derived from coal transportation, increasing by 3.6 per cent and 2.8 per cent respectively as compared with the same period in 2005.

The demand for other dry bulk cargo transportation is not so high and the average BDI index has fallen about 39.1 per cent as compared with the same period of last year. In the first half of 2006 the Group achieved a total shipping volume of dry bulk cargo of 15.39 billion tonne nautical miles, and a total revenue of RMB446 million from such dry bulk shipment, representing an increase of 39.5 per cent and a decrease of 3.4 per cent as compared with the same period in 2005.

(3) **Cost analysis**

In the first half of 2006, while adopting effective measures to increase revenue from principal operations, the *Group continued to enhance overall control on various major costs, and has effectively controlled the major* costs in fuel expenses, port expenses, repair expenses through advanced control and management in various aspects, which are specifically analysed as follows:

(1) Fuel cost: during the first half of 2006, the prices of different fuel oil kept at a high level, with an increase of about 40% as compared with the same period in 2005. The Group's fuel expenses in the first half year amounted to RMB1,264 million, a growth of 54.5% compared with the same period last year, representing 42.1% of the total cost, and an increase of 6.2 percentage points over the corresponding period last year. However, at the same time, the Group further enhanced its fuel saving, and with a growth of 20.0% in its shipping volume compared with the same period last year, there was only a growth of 12.3% in the Company's fuel consumption, representing a reduction of 6.4% in fuel consumption per thousand nautical miles compared with the same period last year.

(2) Port cost: port expenses incurred in the first half year amounted to RMB280 million; an increase of 12.6% compared with the same period last year, representing 9.3% of the total cost.

(3) Labor cost: the Group's total labor cost in the first half year amounted to RMB362 million, an increase of 18.7% compared with the same period last year, representing 12.0% of the total cost.

(4) Depreciation: with new vessels being launched into operation successively, depreciation expenses incurred in the first half year amounted to RMB505 million, an increase of 16.5% compared with the same period last year, representing 16.8% of the total cost.

(5) Repair expenses: with new vessels operating and old vessels retiring, repair expenses incurred in the first half year amounted to RMB187 million, a reduction of 6.6% compared with the same period last year, representing 6.2% of the total cost.

(4) **Financial analysis**

During the Reporting Period, there are no material acquisitions and disposals of the Company's subsidiaries *or associated companies.*

a. *Net cash inflow*

During the Reporting Period, the net cash inflow from operating activities of the Group decreased from RMB1,938,073,000 for the corresponding period in the previous year to RMB1,681,588,000, representing a decrease of 13.3%.

b. *Commitments on capital expenditures*

As at 30 June 2006, the commitments on capital expenditures for the Group (excluding jointly-controlled entities') amounted to *RMB5,049,830,000(31 December 2005: RMB1,982,864,000)*. The source of funding was mainly financed by the Company's working capital and bank loans.

c. *Capital structure*

As at 30 June 2006, the equity attributable to equity holders of the Company, bank loans, other interest-bearing borrowings and finance leases payable amounted to RMB11,121,749,000, RMB2,555,108,000 and RMB131,939,000 respectively. The debt-to-equity ratio was 32.3% (31 December 2005:23.2%).

d. *Borrowings*

As at 30 June 2006, the Group's (excluding jointly-controlled entities') total borrowing (excluding finance leases payable) was RMB2,487,609,000. Borrowings repayable within one year amounted to RMB1,183,097,000. Bank loans amounting to RMB1,285,153,000 were pledged by 14 vessels owned by the Company. As at 30 June 2006, the total net book value of such vessels were RMB1,893,275,000. Interests of the above loans were calculated at the annual rate from 5.508% to 6.39%. The Group's debt ratio was 24.4%, calculated by dividing total liabilities over total assets of the Group.

e. *Risk on foreign currency*

As at 30 June 2006, the Group's (excluding jointly-controlled entities') foreign exchange liabilities mainly comprised of bank loans payable in US Dollars equivalent to approximately RMB1,099,169,000 and finance lease rental payable in EURO dollars equivalent to approximately RMB49,086,000.

In addition, the Company would pay dividend of H shares in Hong Kong dollars.

In order to avoid the risk of Renminbi appreciation, the Group actively made adjustments to its debt structure, and the ratio in US dollar indebtedness increased from almost zero at the beginning of the year to about 34%. *Majority of US dollar income was used for overseas payments, and during the Reporting Period, foreign* exchange income and expenses were basically equal.

Given the increasing significance of the Group's international shipping business, changes in exchange rate would have certain impacts on the Group's profitability. Therefore, in respect of the changes in exchange rate, the Group will study the impact of exchange rate mechanism on shipping enterprises. It will also implement effective measures proactively to minimize exchange risks.

(5) **Business prospects**

It is estimated that the world economy will sustain a steady improvement in the second half of 2006. Due to the increased demands for petroleum, steel and cement, the global shipping business will keep a steady growth in the second half of 2006. The continuous development of China's economy will push the demand for energy resources such as oil and coal.

For the shipping of oil, although the price of crude oil has reached historical high, the demand for the oil kept growing steadily despite such high price, and the PRC and the United States of America will lead this trend further. The scheduled 3 tankers with total capacity of 192,000 DWT have all been put into use in the first half of this year, and the second hand VLCC purchased by the Group has also been put into use in May. At the same time, following the phase out of the small, old oil tankers, the fleet structure of the Group will be further *improved and will benefit from economy of scale. The group has signed a long-term contract of affreightment* with China Petroleum & Chemical Corporation in July, which will protect the Group against risks associated with market freight fluctuation and secure a steady supply of crude oil cargo shipment on a long term basis and signifies the Group's plan to establish a world class fleet of oil tankers.

In 2006, the global bulk shipping market will remain stable, and due to high demand for steel and cement, the average freight rate for bulk cargoes in the second half of this year is expected to be higher than the first half. In terms of coastal coal transportation, the Group will further strengthen communications with major clients and expand fleet appropriately so as to rise the market share. On the other hand, the Group will improve the management for international bulk shipping market at the same time, so as to prepare for expanding fleet in such market.

The further increase of the demand for oil throughout the world, along with the global economic and political circumstances, has led the international crude oil price to a higher level. The Group has taken measures, including strengthening the management on fuel purchase and enhancing the management and monitoring of fuel quality, but the total fuel cost still substantially increased. The Group will continue to try its best to take all kinds of measures to control the fuel cost and other operating costs so as to keep the increase of cost as low as possible.

IV. **SIGNIFICANT EVENTS**

(1) **Purchase, sale or redemption of the Company's listed securities**

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during Reporting Period.

(2) **Compliance with the code of Corporate Governance Practice**

The Company has complied throughout the half-year ended 30 June 2006 with the Code Provisions set out in the Code on Corporate Governance Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

(3) **Audit Committee**

In compliance with Rule 3.21 of the Listing Rules, the Company has established an Audit Committee to review the financial reporting procedures and internal control and provides guidance thereto. The audit committee of the Company comprises 3 independent non-executive Directors.

The Audit Committee has reviewed the interim results of the Company during the Reporting Period.

(4) **Remuneration Committee**

The Remuneration Committee is headed by Mr. Wang Daxiong, an executive director of the Company. The *other two members of the remuneration committee are Mr. Xie Rong and Mr. Hu Honggao, both being* independent non-executive directors of the Company. The remuneration committee of the Company has adopted terms of reference which are in line with the Code on Corporate Governance contained in Appendix 14 of the Listing Rules.

(5) **Compliance with the model code for securities transactions by Directors and Staff (the "Model Code") as set out in appendix 10 to the listing rules**

On the Second Board Meeting of 2006 held on 28th March 2006, the Board of Directors decided to adopt the "Model Code" as the standard for securities transactions by Directors and Staff.

Following specific enquiry made with the Directors, Supervisors and chief executive of the Company, the Company has confirmed that each of the them has complied with the Model Code during the six months ended 30 June 2006.

(6) **Shareholdings of Substantial Shareholders**

As at 30 June 2006, the following persons held 5 per cent or more interests in the relevant class of shares of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance ("SFO"):

Name of shareholders	Class of shares	Number of shares	Percentage of total Number of the relevant class shares	Percentage of total number of issued shares
China Shipping (Group) Company	A shares	1,578,500,000	77.76%	47.46%
HSBC Halbis Partners (Hong Kong) Limited	H shares	103,094,000 (long position)	7.95%	3.10%
J.P. Morgan Chase & Co.,	H shares	87,587,140 (long position)	6.76%	2.63%
		39,844,400 (lending pool)	3.07%	1.20%
UBS AG	H shares	67,062,000 (long position)	5.17%	2.01%

Save as disclosed above, the register required to be kept under Section 336 of the SFO showed that the Company had not been notified of any interests or short positions in the shares or underlying shares of the Company as at 30 June 2006.

(7) **Interests of directors and supervisors in the share capital of the Company**

During the Reporting Period, none of the directors, supervisors, chief executives of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Section XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. None of the directors, supervisors, chief executives of the Company or their associates had been granted or had exercised any such rights during the six months ended 30 June 2006.

(8) **Employees**

Adjustment of employee remuneration are calculated in accordance with the Company's turnover and profitability and is determined by assessing the correlation between the total salary paid and the economic efficiency of the enterprise. Under this mechanism, management of employees remuneration will be more efficient while employees will be motivated to work hard to bring encouraging results of the Company. Save from the remuneration disclosed above, the Company does not maintain any share option scheme for its employees and the employees do not enjoy any bonus. The Company regularly provides for its administrative personnel training on various subjects, including operation management, foreign languages, computer skills, *industry know-how and policies and laws. These training may be in different forms, such as seminars, site* visits and study tours.

(9) **Employee housing**

According to the relevant local laws and regulations, the Group and its employees are required to contribute their respective contributions to an accommodation fund according to a certain percentage of the salaries and wages of the employees. There are no other significant obligations beyond the contributions to the said fund. The Company provided staff quarters to selective employees and according to a housing reform scheme in Shanghai, arrangements were made to transfer the staff quarters to employees who agreed to remain in service *for a period of 10 years. As at the end of 2002, nearly all of the staff quarters have been transferred to* employees on the above basis. The net book value of staff quarters has been reclassified as deferred staff expenditure and is amortised on a straight-line basis over 10 years, which approximates the expected service period of the relevant employees.

(10) **Post Balance Sheet Event**

There are no important events affecting the Company and its subsidiaries which have occurred since 30 June 2006.

(11) **Supplementary information to be published on the website of the Stock Exchange**

All details on the financial and related information of the Company containing all information as required by paragraph 46(1) to 46(9) of Appendix 16 to the Listing Rules is published on the website of the Stock Exchange (www.hkex.com.hk).

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

Shanghai, the PRC
22 August 2006

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia, and Mr. Wang Kunhe as executive directors, Mr. Yan Zuozhi as non- executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

23 AUG 2006

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

2006年中期業績公告

中海發展股份有限公司(「本公司」)董事會(「董事會」)欣然報告本公司及其附屬公司(「本集團」)截至2006年6月30日止六個月(「報告期內」)中期業績，連同截至2005年6月30日止六個月的比較數字。此份中期業績報告未經審計，但經本公司境外核數師安永會計師事務所審閱。

一、 主要財務數據

經安永會計師事務所按香港會計師公會頒佈之核數準則第700號「中期財務報告審閱業務」進行審閱的本集團於本報告期內的經營業績，連同截至2005年6月30日止六個月之比較數據如下：

(一) 簡明綜合損益表(註1)

(單位：人民幣千元)

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 人民幣千元	二零零五年 (未經審核) 人民幣千元
營業額	2	4,592,642	4,200,778
經營成本		(3,002,144)	(2,281,654)
毛利		1,590,498	1,919,124
其他收入及收益	3	151,671	195,499
管理費用		(110,022)	(114,436)
其他費用		(71,106)	(64,713)
融資費用	5	(52,051)	(65,789)
除稅前溢利	4	1,508,990	1,869,685
稅項	6	(213,575)	(263,232)
本期溢利		1,295,415	1,606,453
應佔溢利：			
母公司股東		1,293,741	1,604,549
少數股東權益		1,674	1,904
本期溢利		1,295,415	1,606,453
每股盈利	7	人民幣38.90分	人民幣48.24分
股息	8	–	–

(二) 簡明綜合資產負債表(註1)

	二零零六年 六月三十日 (未經審核) 人民幣千元	二零零五年 十二月三十一日 (經審核) 人民幣千元
非流動資產		
物業、廠房及設備	13,303,531	11,468,121
可供出售之股本投資／長期投資	4,000	4,000
遞延職工費用	51,725	58,117
遞延稅款	20,954	20,795
	13,380,210	11,551,033
流動資產		
燃油存貨	306,123	266,701
應收帳款及應收票據	350,299	227,913
預付帳款、按金及其他應收款	260,466	163,783
現金及現金等價物	445,074	1,177,927
	1,361,962	1,836,324
流動負債		
應付帳款	341,035	216,888
應付所得稅	38,215	41,417
其他應付款及應計負債	507,246	519,315
衍生金融工具	20,237	–
銀行、其他計息貸款及應償融資租款即期部分	1,296,615	295,641
	2,203,348	1,073,261
流動資產／(負債)淨值	(841,386)	763,063
總資產減流動負債	12,538,824	12,314,096
長期負債		
銀行、其他計息貸款及應償融資租款	1,390,432	1,440,406
	11,148,392	10,873,690
權益		
母公司股東應佔權益		
股本	3,326,000	3,326,000
儲備	7,795,749	6,524,921
擬派末期股息	–	997,800
	11,121,749	10,848,721
少數股東權益	26,643	24,969
	11,148,392	10,873,690

附註

1. 會計政策及編製基準

本簡明綜合中期財務報表乃根據香港會計準則第34號：「中期財務報告」編製。除因在本期財務報表中首次採納下述新頒佈及修訂之香港財務報告準則(「香港財務報告準則」，亦包括香港會計準則及詮釋)而對本集團有所影響外，本中期簡明綜合財務報表與本集團截至二零零五年十二月三十一日止年度財務報表採納一致的會計政策和編製基礎。

香港會計準則第19號修訂	精算收益及損失；集團計劃及披露
香港會計準則第21號修訂	海外業務投資淨額
香港會計準則第39號修訂	預期集團內交易的現金流量套期會計
香港會計準則第39號修訂	公允價值的選擇
香港會計準則第39號及香港財務報告準則第4號修訂	金融工具：確認及估量及保險合約－財務擔保合約
香港財務報告準則第1號、6號修訂	首次採用香港財務匯報準則及礦產資源的勘探與估價
香港財務報告準則第6號	礦產資源的勘探與估價
香港(準則詮釋委員會)詮釋第4號	釐定安排是否包括租賃
香港(準則詮釋委員會)詮釋第5號	對拆卸，復原及環境復原基金所產生權益的權利
香港(準則詮釋委員會)詮釋第6號	參與特定市場廢物電業及電子設備所產生之負債

採納此等全新及修訂之香港會計準則，香港財務報告準則及詮釋並不會對本集團的營運業績或財務狀況造成重大影響。

2. 營業額

營業額為運輸業務的收入經扣除營業稅後的收入毛額。根據各項中國稅務法規，從中國港口開出航班的航運業務收入及期租船服務收入均應課3%的營業稅。報告期內於損益賬中扣除的營業稅為人民幣97,461,000元(2005年同期：人民幣93,040,000元)。

3. 其他收入及收益

其他收入及收益主要為本報告期內船舶光租收入人民幣37,517,000元、船舶管理費收入人民幣7,860,000元，煤炭銷售收入人民幣26,876,000元，利息收入人民幣12,906,000元，出售船舶收入淨額人民幣54,046,000元。

4. 除稅前溢利

本集團之除稅前溢利乃經扣除下列折舊及費用攤銷後得出：

	2006年1-6月 (未經審核)	人民幣千元 2005年1-6月 (未經審核)
折舊：		
自置物業、廠房及設備	490,711	423,286
租賃物業、廠房及設備	14,572	10,475
遞延費用攤銷	6,392	6,391

5. 融資費用

	2006年1-6月 (未經審核)	人民幣千元 2005年1-6月 (未經審核)
融資費用總計	52,051	72,181
減：資本化利息	－	(6,392)
利息費用	52,051	65,789

6. 稅項

稅項包括本集團與合營公司的稅款。

自1998年1月1日起，本公司於中國賺取的應課稅溢利乃按中國有關稅務規定所得稅率15%計算所得稅。

於本報告期內本公司沒有在香港賺取應課稅溢利，故並無作出香港利得稅準備。(2005年同期：無)

如有其他地方應課稅溢利之稅項已按本集團經營業務國家之適用稅率計算(需符合有關國家之稅務法規、習慣及理解)。

7. 每股盈利

每股盈利乃按本報告期間內之股東應佔溢利人民幣1,293,741,000元(2005年同期：股東應佔溢利人民幣1,604,549,000元)及本報告期間內已發行股份3,326,000,000股計算(2005年同期：3,326,000,000股)。

本期間和截至2005年6月30日止6個月期間概無攤薄股份的事項，故並無計算每股攤薄盈利。

8. 中期股息

本公司董事會不建議就本報告期間內之業績派發中期股息(2005年同期：無)。

(三) 按照中國會計準則(「中國會計準則」)和香港一般採納的會計準則(「香港一般採納的會計準則」)編製的財務報表的差異說明

	2006年1-6月 (未經審核)	(單位：人民幣千元) 2005年1-6月 (未經審核)
按照中國會計準則編製的母公司股東應佔溢利	1,298,617	1,607,557
調整折舊、出售船舶溢利、遞延職工費用和其他差異	(4,876)	(3,008)
按照香港一般採納的會計準則編製的母公司股東應佔溢利	1,293,741	1,604,549

	2006年 6月30日 (未經審核)	2005年 12月31日 (經審核)
按照中國會計準則編製的母公司股東應佔權益	11,009,480	10,711,224
調整重估溢價、折舊、出售船舶溢利、遞延職工費用和其他差異	112,269	137,497
按照香港一般採納的會計準則編製的母公司股東應佔權益	11,121,749	10,848,721

二、 股本變動和主要股東持股情況

(一) 股本變動情況

於報告期內，本公司股份總數及結構沒有發生變動。本公司的股本結構為：有限售條件國有法人股1,578,500,000股、無限售條件A股451,500,000股、境外上市H股1,296,000,000股，總計3,326,000,000股。

(二) 股東情況介紹

於2006年6月30日，股東總數87,541戶，其中H股股東為538戶。

三、 管理層討論與分析

(一) 主要業務的範圍及經營狀況

本集團主營業務為海洋貨物運輸，主要包括中國沿海地區和國際油品運輸以及以煤炭為主的乾散貨物運輸。

2006年上半年，世界經濟保持增長態勢，海運貿易規模繼續擴大；我國經濟保持較快增長，GDP同比增長10.9%。今年上半年，內貿油運市場基本平穩，外貿油運市場跌宕起伏；外貿乾散貨市場表現平穩，但整體上低於去年同期水平，沿海煤炭運輸需求平緩。今年上半年受國際政治、經濟的影響，國際原油價格總體維持高位運行，給航運企業造成很大的成本壓力。

今年上半年，本集團堅持以油品和國內沿海電煤運輸業務為核心，密切關注市場走向，運輸生產保持穩定增長，但受高油價影響，利潤有所下降。報告期內，本集團共完成運輸周轉量898.9億噸海哩，同比增長20.0%；主營業務收入45.93億元(經扣除營業稅)，同比增長9.3%；受燃油價格大幅上升影響，上半年主營成本累計發生30.02億元，同比增長31.6%；毛利率為34.6%，同比下降11.1個百分點；實現淨利潤12.95億元，每股收益0.389元，同比下降19.4%。

(二) 主營業務分析

主營業務分運輸品種情況表(單位：人民幣千元)

	營業額	經營成本	毛利率 (%)	營業額比上年同期增減 (%)	營業成本比上年同期增減 (%)	毛利率比上年同期增減 (%)
石油運輸	2,569,063	1,666,111	35.1	16.5	31.6	(17.6)
煤炭運輸	1,577,451	1,070,815	32.1	2.8	28.3	(29.6)
其他運輸	446,128	265,218	40.6	(3.4)	46.3	(33.2)

主營業務分地區情況表(單位：人民幣千元)

地區	營業額	營業額比上年同期增減(%) (%)
國內運輸	2,677,770	3.7
國際運輸	1,914,872	18.2

1、 油品運輸

石油運輸是本集團的支柱業務，也是重點發展的業務。今年上半年，本集團面對內外貿油運市場情況的變化，積極調整經營策略，確保效益穩定。上半年共完成油品運輸周轉量454.5億噸海哩，同比增長26.9%；實現運輸收入25.69億元，同比增長16.5%。

內貿油運中，受甬滬寧管道影響，本集團進口中轉油運量略有下降，但本集團努力拓展海洋油運輸，同時加強內貿成品油運輸管理，以進一步鞏固本集團在沿海油運市場的主導地位。今年上半年本集團共完成內貿油品運輸周轉量103.9億噸海哩，同比增長3.3%，實現運輸收入10.81億元，同比增長1.5%，其中，完成進口中轉油運輸周轉量21.1億噸海哩，同比下降5.9%，實現運輸收入3.38億元，同比下降0.5%；完成海洋油運輸周轉量53.4億噸海哩，同比下降3.7%，實現運輸收入4.84億元，同比下降5.9%；完成內貿成品油運輸周轉量29.1億噸海哩，同比增長29.9%，實現運輸收入2.48億元，同比增長19.1%。

在外貿油運市場上，面對跌宕起伏的市場環境，本集團加強市場研究，重點安排好大型船舶的運輸計劃，上半年共完成外貿油品運輸周轉量350.6億噸海哩，同比增長36.1%，實現收入14.88億元，同比增長30.6%，其中完成外貿原油運輸周轉量181.3億噸海哩，同比增長77.3%，實現收入5.10億元，同比增長75.1%；完成外貿成品油運輸周轉量169.2億噸海哩，同比增長9.0%，實現收入9.78億元，同比增長15.4%。本集團外貿油運收入已佔油運收入的57.9%，石油運輸結構向遠洋轉變的戰略效果顯著。

2、 乾散貨運輸

本集團的乾散貨運輸以煤炭為主，還有礦石、化肥、穀物及其它大宗散雜貨物。2006年上半年，受國家宏觀調控、水電供應量增加等因素影響，國內沿海煤炭運輸需求平緩。本集團根據貨源情況及時調整運力投放結構，進一步完善燃油附加費條款，取得一定成效。上半年本集團累計完成煤炭運輸周轉量290.6億噸海哩，收入15.77億元，同比分別增長3.6%和2.8%。

在其他乾散貨運輸中，2006年以來外貿乾散貨運輸市場總體偏軟，BDI指數同比下降39.1%。本集團上半年共完成雜貨運輸周轉量153.9億噸海哩，同比增加39.5%，實現收入4.46億元，同比下降3.4%。

(三) 成本分析

2006年上半年，本集團在採取有效措施增加主營業務收入的同時，繼續加強對各項主要成本的全面控制，通過多方面的預控和管理，有效地控制了燃油費、港口費、修理費等主要除稅前溢利之成本，具體分析如下：

(1) 燃油成本：上半年國際燃油價格同比大幅上升，增幅近40%。本集團上半年燃油費12.64億元，同比增長54.5%，佔總成本的42.1%，同比上升6.2個百分點。但同時本集團節油力度進一步增強，在周轉量同比增長20.0%的情況下，公司燃油消耗同比僅增長12.3%，每千噸海哩燃油消耗量同比下降6.4%。

(2) 港口成本：上半年發生港口費2.80億元，同比增加12.6%，佔總成本的9.3%。

(3) 人工成本：上半年本集團人工成本共3.62億元，同比增長18.7%，佔總成本的12.0%。

(4) 折舊：隨著新船陸續投入運營，本集團上半年發生折舊費5.05億元，同比增長16.5%，佔總成本的16.8%。

(5) 修理費：隨著新船投入運營和老舊船舶退出，上半年本集團發生修理費1.87億元，同比下降6.6%，佔總成本的6.2%。

(四) 財務分析

於報告期內，本公司概無收購及出售附屬公司或聯營公司之重大事項。

1、 現金流入淨額

本集團於本報告期內經營業務的現金流入淨額為人民幣1,681,588,000元，較上年同期人民幣1,938,973,000元，下降13.3%。

2、 資本承擔

於2006年6月30日，本集團(不包括合營公司)的資本承擔為人民幣5,049,830,000元(2005年12月31日：人民1,982,864,000元)。其資金來源主要為公司自有資金和銀行借款。

3、 資本結構

於2006年6月30日，本集團母公司股東應佔權益、銀行及其它計息借款、以及應償融資租款分別為人民幣11,121,749,000元、人民幣2,555,108,000元及人民幣131,939,000元。負債權益比率為32.3%(2005年12月31日：23.2%)。

4、 借款

於2006年6月30日，本集團(不包括合營公司)的借款總額(不包括應償融資租款)達人民幣2,487,609,000元；應於一年內償還的借款部份為人民幣1,183,097,000元。人民幣1,285,153,000元以本集團擁有的14艘船舶作為抵押。於2006年6月30日，該等船舶的資產淨值為人民幣1,893,275,000元。該等貸款年息為5.508%-6.39%。本集團的資產負債比率(本集團的總負債除以總資產)為24.4%。

5、 外匯風險

於2006年6月30日，本集團(不包括合營公司)的外幣負債主要包括約相等於人民幣1,099,169,000元的美元的應償貸款及約相等於人民幣49,086,000元的歐元的應償融資租款。

此外，本公司須以港幣支付H股的股息。

為規避人民幣升值風險，本集團積極調整債務結構，美元債務的比重從年初的幾乎為零提高到約34%，美元收入則大部分用於境外支付，報告期內，外匯收支基本平衡。

隨著本集團外貿業務比重的增加，匯率變化將對本集團的效益產生一定影響。因此，針對匯率制度的變化，本集團下一步將研究新的匯率機制給航運企業帶來的影響，積極採取有效措施，規避匯率風險。

(五) 業務前景

預計2006年下半年全球經濟繼續保持平穩增長，全球對石油、鋼材和水泥的需求保持旺盛，全球海運貿易繼續保持穩定增長。中國經濟持續較快增長將進一步帶動對石油、煤炭等能源的需求。

石油運輸方面，雖然目前原油價格已創歷史最高水準，但高油價並未抑制石油消費的增長，而美國和中國仍將引領需求的增長。本集團原定於今年交付的3艘共19.2萬載重噸油輪已全部投入運營，購置的1艘二手VLCC也於5月份投入運營，同時隨著老舊油輪的按時處置，本集團船隊結構得到進一步優化，規模效益進一步提升。本集團已於今年7月與中國石油化工股份有限公司簽署中國進口原油長期運輸協定，此舉標誌著本集團在建設世界級油輪船隊，規避VLCC運輸市場運價大幅波動的風險，及獲得長期穩定貨源等方面取得了實質性進展。

2006年全球乾散貨運輸表現平穩，受益於鋼材和水泥旺盛的需求，預計下半年市場總體水平將高於上半年。沿海電煤方面，本集團將進一步加強貨主溝通工作，並適時擴充船隊以提高市場佔有率；與此同時，本集團將努力提升外貿經營水平，為發展遠洋散貨船隊做好準備。

世界石油需求持續增長，加上氣候、地緣政治的影響，石油價格仍將保持高位運行。上半年本集團已採取加強燃油採購供應管理、質量管理和監控等措施，但總體費用仍然高升。本集團將繼續落實各項節支措施，進一步作好燃油及其他各項成本控制，力圖將成本上漲幅度降至最低。

四、 重要事項

(一) 購買、出售及贖回本公司之上市證券

於報告期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

(二) 遵守企業管治常規守則

於截至2006年6月30日的六個月，本公司已遵守《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)附錄14所載之企業管治常規守則的有關規定。

(三) 審核委員會

為符合上市規則第3.21條之規定，本公司已成立審核委員會，以審閱本集團之財務申報程式及內部監控並作出指導。本公司之審核委員會成員包括三位獨立非執行董事。

審核委員會已審閱本公司報告期內的中期業績。

(四) 薪酬委員會

薪酬委員會由本公司的執行董事王大雄先生擔任主任委員。薪酬委員會的其他兩名委員由本公司獨立非執行董事謝榮先生和胡鴻高先生擔任。本公司的薪酬委員會已採納上市規則附錄14所載之企業管治常規守則的有關條文。

(五) 對《上市規則》附錄十《上市發行人董事進行證券交易的標準守則》(「《標準守則》」)的遵守

於二零零六年三月二十八日舉行的本公司二零零六年第二次董事會，決定採取標準守則的有關條款作為本公司董事進行證券交易之行為守則。本公司已向所有董事、監事及高級管理人員作出了特定查詢，並確認他們與二零零六年六月三十日止六個月期間已遵守《標準守則》的規定。

(六) 主要股東於本公司之權益

於二零零六年六月三十日，根據《香港證券及期貨條例》(「證券及期貨條例」)第336條而備存的登記冊所記錄，以下人士擁有本公司之類別股份5%以上權益：

股東名稱	股份類別	持股數	佔有關類別股本比例	佔總股本比例
中國海運(集團)總公司	A股	1,578,500,000	77.76%	47.46%
HSBC Halbis Partners (Hong Kong) Limited	H股	103,094,000 (長倉)	7.95%	3.10%
J.P. Morgan Chase & Co.	H股	87,587,140 (長倉)	6.76%	2.63%
		39,844,400 (可供借出的股份)	3.07%	1.20%
UBS AG	H股	67,062,000 (長倉)	5.17%	2.01%

除上述情況外，根據證券及期貨條例第336條而備存的登記冊所記錄所示，本公司並無接獲有關於二零零六年六月三十日在本公司股份及相關股份中擁有之任何權益或淡倉的通知。

(七) 董事與監事於本公司股本及合約之權益

於報告期內，本公司任何董事、監事、最高行政人員或其關連人士概無對本公司或其任何相聯法團(定義見《證券及期貨條例》第XV部分)之任何股份、相關股份或債權證擁有根據《證券及期貨條例》第352條須予備存的登記冊所記錄或根據《上市公司董事進行證券交易的標準守則》向本公司或香港證券交易所通知之任何權益或淡倉。截至2006年6月30日止6個月內，本公司任何董事、監事、最高行政人員或其關連人士亦無獲授予或行使認購本公司或其聯營公司之股份或債券之權利。

(八) 僱員

本公司乃按照經營業績及盈利來檢討僱員的酬金調整幅度，僱員工資總額與公司經營業績掛鉤，該政策有助於公司加強對薪酬支出的管理，亦能有效激勵員工為公司的進一步發展而努力。除上述薪酬政策外，本公司未向僱員提供認股計劃，公司僱員亦不享受花紅。本公司定期對經營管理人員的培訓包括：經營管理、外語、電腦、業務知識及政策法規等；培訓方式包括：講座、參觀學習、訪問考察等。

(九) 職工住房

根據有關地方法律和法規，本集團及其職工須按職工工資的一定比例分別交納住房公積金。除此之外，本集團無其他重大交納義務。對於本公司已提供給指定職工的住房設施，根據上海市住房改革方案，本公司已安排轉讓該等住房給承諾為本公司繼續服務十年的職工。於2002年底，幾乎所有的職工住房已轉讓給相應的職工。職工住房的帳面淨值已被重新分類至遞延職工費用為按上述職工預計的服務年限(即十年)以直線法進行攤銷。

(十) 期後事項

於2006年6月30日後本公司及附屬公司無重大事項發生。

(十一) 發佈於聯交所網頁上之補充資料

依據上市規則附錄16第46條第一款至第九款之要求，本集團所有之財務及相關資訊的詳盡資料將在香港聯交所網頁(www.hkex.com.hk)上進行發佈。

承董事會命
中海發展股份有限公司
董事長
李紹德

中國 • 上海
2006年8月22日

* 於刊登本公佈日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王瑞和先生及非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

Resolutions Passed at the Eighth Board Meeting of 2006

The Board is pleased to announce that the eighth board meeting of 2006 was duly convened on 22 August 2006, during which the resolutions set out below were duly passed.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The Company's A shares are listed on the Shanghai Stock Exchange.

The board (the "**Board**") of directors (each, a "**Director**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the eighth board meeting (the "**Meeting**") of 2006 was held on 22 August 2006 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "**PRC**") at 9:00 a.m..

A quorum of Directors was present throughout the Meeting. The Meeting was chaired by Mr. Li Shaode, the chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the interim report of the Company for the six months ended 30 June 2006;

2. the approval of the nomination of Mr. Lin Jianqing ("**Mr. Lin**") for appointment as an executive Director, subject to the approval of the shareholders of the Company at a general meeting.

   As the Company's fleet of vessels has been rapidly expanding, the Board considered appropriate to increase the number of Directors on the Board. In accordance with the recommendation by China Shipping (Group) Company, the controlling shareholder of the Company, it was proposed that Mr. Lin be appointed as an executive Director of the Company. The Board also considered amending the Company's articles of association in relation to the provisions on the number of Directors.

   In compliance with Rule 13.51(2) of the Listing Rules, the relevant details of Mr. Lin will be set out in the relevant notice of extraordinary general meeting of the Company.

3. the sale of a 25,000 tonne crude oil tanker named "Da Qing 241" (the "**Oil Tanker**") to Xinhui Gujing Qile Shipbreaking & Steel Co. Ltd of Jiangmen City, Guangdong Province (江門市新會區古井鎮奇樂軋鋼廠), an independent third party. The consideration for the sale of the Oil Tanker is RMB17,595,407.31 (approximately HK$16,918,660.9). The Oil Tanker was constructed by Dalian Shipyard, an independent third party shipyard in China, and was commissioned into service on 1 September 1975, aged 31 years. In accordance with the notice issued by the Ministry of Communication of the PRC (中華人民共和國交通部) on 9 April 2001, the mandatory scrappage age of the Oil Tanker is 31 years. As at 30 June 2006, the book value of the Oil Tanker was RMB1,087,464.8 (approximately HK$1,045,639.2).

This announcement is made in compliance with the requirement under Rule 13.09(2) of the Listing Rules. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

Shanghai, the PRC 22 August 2006

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.04.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

A48

經濟日報 23 AUG 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

2006年董事會第八次會議通過之決議案

董事會欣然宣佈2006年董事會第八次會議已於2006年8月22日正式召開，下文所載之決議案已於會議期間內獲正式通過。

本公告乃遵照香港聯合交易所有限公司證券上市規則(「上市規則」)第13.09(2)條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市。

中海發展股份有限公司(「本公司」)之董事(各自為「董事」)會(「董事會」)欣然公佈2006年董事會第八次會議(「該會議」)於2006年8月22日上午9時正在中華人民共和國(「中國」)上海市東大名路700號召開。

出席該會議的董事符合法定人數的規定。該會議由本公司董事長李紹德先生主持。該會議根據中國《公司法》和本公司之公司章程之有關規定正式召開。該會議審議並正式通過了有關批准下列事項之決議案，其中包括：

一、 本公司截至2006年6月30日止六個月的中期報告；

二、 批准提名委任林建清先生(「林先生」)為執行董事，惟須經本公司股東在股東大會上批准後，方可作實。

根據本公司船隊規模不斷擴大，董事會考慮適當增加董事會成員的名額，根據控股股東——中國海運(集團)總公司的推薦，擬增補林先生為本公司執行董事。董事會亦考慮修改《公司章程》中有關董事會成員名額的條款。

為遵照上市規則第13.51(2)條的規定，林先生的有關詳情將載於本公司臨時股東大會的有關通告內。

三、 關於將二萬五千噸級原油輪「大慶241」(「油輪」)出售給獨立第三方江門市新會區古井鎮奇樂軋鋼廠，出售該油輪的代價為人民幣17,595,407.31元(約16,918,660.9港元)。該油輪由獨立第三方中國大連船廠建造，於1975年9月1日正式投入服務，至今已達31年船齡。根據中華人民共和國交通部於2001年4月9日發出的通知，該油輪強制報廢的船齡為31年。截至2006年6月30日，該油輪的帳面淨值為人民幣1,087,464.8元(約1,045,639.2港元)。

本公告乃為遵照上市規則第13.09(2)條之規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
董事長
李紹德

中國上海，二零零六年八月二十二日

附註： 除另有指明外，港元兌人民幣是按1.00港元兌人民幣1.04元兌換率折算。

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。

B18

SOUTH CHINA MORNING POST 29 AUG 2006

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited *

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

Announcement of the Unaudited Interim Results For the Six Months Ended 30 June, 2006

RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2006

	1H2006 (RMB)	1H2005 (RMB)	Change
Turnover	13,973,202,000	13,495,759,000	3.5%
Operating profit	413,748,000	2,737,734,000	-84.9%
Profit after taxation	82,829,000	2,145,296,000	-96.1%
Basic earnings per share	0.01	0.36	-97.2%
Gross profit margin	4.3%	20.7%	-79.2%
Profit before income tax margin	1.2%	18.9%	-93.7%
Gearing ratio	49.0%	17.5%	180.0%

BUSINESS HIGHLIGHTS

- Shipping volume reached 2,645,368TEU in the first half of year 2006, representing an increase of 20.6% over that of the same period in 2005.
- Operating capacity reached 371,204TEU as at 30 June, 2006, representing a net increase of 23.9% when compared with that as at 30 June, 2005.
- The Group's policies of locking in oil prices, controlling fuel inventory and selecting refueling ports with relatively lower fuel prices, etc. have enabled the Group to effectively control its costs in the environment of rising fuel costs. This makes the extent of the increase in the Group's average fuel cost lower than the extent of the increase in fuel price in the market.
- In the first half of year 2006, 5 new vessels (each with a capacity of over 4,000TEU, totaling 26,580TEU) were delivered and put into operation. Another 3 large container vessels each with a capacity of 9,600TEU will also be delivered and put into operation in the second half of year 2006. Operating capacity is expected to reach 399,424TEU at the end of 2006 after taking into account net increase.

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to present the unaudited consolidated interim results of the Company and its subsidiaries (together referred to hereinafter as the "Group") for the six months ended 30 June, 2006 (the "Period"), which have been reviewed by the audit committee of the Company and our auditor, PricewaterhouseCoopers in accordance with the Statement of Auditing Standard 700, "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants.

For the Period, the Group recorded a turnover of RMB13,973,202,000, representing an increase of 3.5% over that of the same period in 2005. Profit after taxation for the Period amounted to RMB82,829,000, which represents a decrease of 96.1% as compared with the same period last year. Basic earnings per share amounted to RMB0.01, representing a decline of 97.2% as compared with the same period in 2005.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Unaudited For six months ended 30 June, 2006	
	Note	2006 RMB'000	2005 RMB'000
Turnover	5	13,973,202	13,495,759
Operating costs		(13,370,061)	(10,697,024)
Gross profit		603,141	2,798,735
Other income	6	79,702	176,665
Administrative and general expenses		(269,095)	(237,666)
Operating profit	7	413,748	2,737,734
Finance costs	8	(246,302)	(193,011)
Share of profit of an associated company		3,656	2,481
Profit before income tax		171,102	2,547,204
Income tax expense	9	(88,273)	(401,908)
Profit for the Period		82,829	2,145,296
Attributable to:			
Equity holders of the Company		81,194	2,144,010
Minority interest		1,635	1,286
		82,829	2,145,296
		RMB per share	RMB per share
Basic earnings per share for profit attributable to the equity holders of the Company, expressed in RMB per share	10	0.01	0.36
Dividends	11	–	–

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited As at 30 June, 2006 RMB'000	Audited As at 31 December, 2005 RMB'000

ASSETS			
Non-current assets			
Fixed assets		**22,829,603**	20,770,813
Land use rights		**13,522**	13,686
Goodwill		**13,281**	13,281
Interest in an associated company		**51,252**	47,596
Interest in a joint control entity		**52**	–
		22,907,710	20,845,376
Current assets			
Bunkers		**676,580**	553,080
Trade and notes receivables	*12*	**4,553,751**	4,054,345
Prepayments and other receivables		**218,066**	129,154
Cash and cash equivalents		**2,250,115**	3,423,373
		7,698,512	8,159,952
Total assets		**30,606,222**	29,005,328
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital		**6,030,000**	6,030,000
Other reserves		**6,048,849**	6,128,838
Retained earnings			
– Proposed final dividend		**–**	723,600
– Others		**3,790,620**	3,709,426
Minority interests		**39,095**	37,460
Total equity		**15,908,564**	16,629,324
LIABILITIES			
Non-current liabilities			
Long-term bank loans		**5,027,334**	5,107,112
Finance lease obligations		**2,797,830**	2,404,974
Deferred tax liabilities		**717,900**	637,120
		8,543,064	8,149,206
Current liabilities			
Trade and notes payables	*13*	**2,987,121**	2,759,412
Accrual and other payables		**500,071**	305,702
Short-term bank loans		**775,000**	–
Long-term bank loans – current portion		**866,912**	501,053
Finance lease obligations – current portion		**580,022**	458,681
Income tax payable		**12,268**	201,950
Dividend payable to ultimate holding company	*11*	**433,200**	–
		6,154,594	4,226,798
Total liabilities		**14,697,658**	12,376,004
Total equity and liabilities		**30,606,222**	29,005,328
Net current assets		**1,543,918**	3,933,154
Total assets less current liabilities		**24,451,628**	24,778,530

NOTES

1. BASIS OF PREPARATION

This condensed consolidated interim financial information for the half year ended 30 June, 2006 has been prepared in accordance with HKAS 34, "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December, 2005 except that the Group has adopted the following new standards, interpretations and amendments to standards (collectively the "new/revised HKFRS") which are relevant to the Groups operations and are mandatory for financial year ending 31 December, 2006.

HKAS 19 (Amendment)	Employee Benefits
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKFRS 4 and HKAS 39 (Amendment)	Financial Guarantee Contracts
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

The adoption of the above new/revised HKFRSs in the current period did not have any significant effect on the interim condensed consolidated financial statements or result in any significant change in the Group's accounting policies.

The HKICPA has issued several new standards, interpretations and amendments which are not yet effective for the year ending 31 December, 2006. The Group has not early adopted of the above standards, interpretations and amendments in the interim condensed consolidated financial information but has already commenced an assessment of the related impact to the Group. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of the financial statements will be resulted.

For six months ended 30 June, 2005, the Group disclosed interest income, bank charges and foreign exchange gains/losses within "net financing charge". Management believes that their inclusion in "other income" and "administrative and general expenses" respectively is a fairer presentation of the Group's activities.

3 FINANCIAL RISK MANAGEMENT

All aspects of the Group's financial risk management objectives and policies are consistent with those disclosed in the annual financial statements for the year ended 31 December, 2005.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December, 2005.

5. TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed, where applicable.

	Unaudited For six months ended 30 June, 2006 *RMB'000*	2005 *RMB'000*
Turnover		
Liner	13,925,613	13,301,768
Chartering	47,589	193,991
	13,973,202	13,495,759

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes North America, South America, Europe/Mediterranean, Australia, East and Southeast Asia, Middle East, China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	Unaudited For six months ended 30 June, 2006 *RMB'000*	2005 *RMB'000*
North America	6,152,384	4,977,620
South America	243,061	123,605
Europe/Mediterranean	4,134,834	4,905,718
Australia	527,206	679,523
East and Southeast Asia	744,057	901,125
Middle East	353,718	43,509
China Domestic	982,129	1,043,014
Others	835,813	821,645
	13,973,202	13,495,759

6. OTHER INCOME

	Unaudited For six months ended 30 June, 2006 *RMB'000*	2005 *RMB'000*
Information technology services fees	42,213	11,000
Interest income	37,489	38,029
Recovery of payment for claims	–	28,305
Compensation income	–	99,331
	79,702	176,665

7. EXPENSES BY NATURE

	Unaudited For six months ended 30 June, 2006 *RMB'000*	2005 *RMB'000*
Cost of bunkers consumed	2,956,950	1,812,293
Depreciation:		
– Owned container vessels chartered-out under operating leases	7,231	3,961
– Other owned assets	319,136	211,639
– Containers under finance leases	228,732	183,137
	555,099	398,737
Loss on disposal of fixed assets	–	34
Operating lease rental:		
– Container vessels	1,245,606	1,219,268
– Containers	282,366	384,390
– Buildings	20,348	15,499
	1,548,320	1,619,157
Provision for impairment of receivables	17,509	6,757
Foreign exchange losses	23,450	23,207

8. FINANCE COSTS

	Unaudited For six months ended 30 June, 2006 *RMB'000*	 2005 *RMB'000*
Interest expenses:		
– bank loans	**168,476**	138,450
– finance lease obligations	**138,913**	110,147
Total interest expense	**307,389**	248,597
Less: amount capitalised in vessels under construction	**(61,087)**	(55,586)
	246,302	193,011

9. TAXATION

	Unaudited For six months ended 30 June, 2006 *RMB'000*	 2005 *RMB'000*
Current income tax		
– Hong Kong profits tax *(note (i))*	**159**	2,287
– PRC enterprise income tax *(note (ii))*	**7,334**	43,006
Deferred taxation *(note (iii))*	**80,780**	356,615
	88,273	401,908

(i) **Hong Kong profits tax**

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for six months ended 30 June, 2006.

(ii) **PRC enterprise income tax ("EIT")**

According to the relevant laws and regulations, the EIT rate applicable to the Company is 15%. The Company's other subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 0% to 33% for six months ended 30 June, 2006 (2005: 0% – 33%).

Pursuant to relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

(iii) **Deferred taxation**

Deferred taxation mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of overseas subsidiaries which are subject to PRC EIT and payable upon profit remittance to the Company.

10. EARNINGS PER SHARE

Basic earnings per share is based on the profit attributable to equity holders of the Company of RMB81,194,000 and 6,030,000,000 shares in issue during the Period (for six months ended 30 June, 2005: profit attributable to equity holders of the Company of RMB2,144,010,000 and number of shares of 6,030,000,000).

Diluted earnings per share has not been presented as the Company has no potential dilutive ordinary shares during the period.

11. DIVIDENDS

(i) At a meeting held on 18 April, 2006 the directors proposed a final dividend of RMB0.12 (2004: RMB0.2) per ordinary share totaling RMB723,600,000 (2004: RMB1,206,000,000) for the year ended 31 December, 2005. As at 30 June, 2006, a total amount of RMB290,400,000 was paid to H share holders.

(ii) The directors do not recommend the payment of the interim dividend for six months ended 30 June, 2006 (2005: nil).

12. TRADE AND NOTES RECEIVABLES

	Unaudited As at 30 June, 2006 *RMB'000*	Audited As at 31 December, 2005 *RMB'000*
Trade receivables		
– Fellow subsidiaries	**2,523,615**	1,997,785
– Others	**1,894,224**	1,933,858
	4,417,839	3,931,643
Notes receivables	**135,912**	122,702
	4,553,751	4,054,345

The ageing analysis of the trade and notes receivables were as follows:

	Unaudited As at 30 June, 2006 *RMB'000*	Audited As at 31 December, 2005 *RMB'000*
1 to 3 months	**3,561,821**	2,547,888
4 to 6 months	**940,051**	699,593
7 to 9 months	**138,998**	428,547
10 to 12 months	**49,515**	499,913
Over one year	**10,934**	8,463
	4,701,319	4,184,404
Less: provision for impairment of receivables	**(147,568)**	(130,059)
	4,553,751	4,054,345

Credit policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

13. TRADE AND NOTES PAYABLES

	Unaudited As at 30 June, 2006 RMB'000	Audited As at 31 December, 2005 RMB'000
Trade payables		
– Fellow subsidiaries	931,637	467,858
– Others	2,055,484	2,281,554
	2,987,121	2,749,412
Notes payables	–	10,000
	2,987,121	2,759,412

The ageing analysis of the trade and notes payables were as follows:

	Unaudited As at 30 June, 2006 RMB'000	Audited As at 31 December, 2005 RMB'000
1 to 3 months	2,362,600	1,954,087
4 to 6 months	285,028	697,283
7 to 9 months	328,539	108,042
10 to 12 months	10,954	–
	2,987,121	2,759,412

MANAGEMENT DISCUSSION AND ANALYSIS

Operating environment

During 2006, the world economy and world trade were still in a new cycle of expansion. It is forecasted by the International Monetary Fund (IMF) that the growth rate of the global economy for 2006 will reach 4.9%, which will be slightly higher than the growth rate of 4.8% for the global economy in 2005. The stable growth of the world economy and world trade will provide a favorable environment for the development of foreign trade in the PRC.

The total amount of imports and exports in the PRC for the first half of 2006 amounted to US$795.7 billion, achieving an increase of 23.4% compared with the same period last year. The growth rate was increased by 0.2% as compared with that of the same period last year. There is stable growth in foreign trade development in the PRC and its trade surplus continues to enlarge. The trade surplus of the PRC is mostly a reflection of the movement of global manufacturing into the PRC.

Under such favorable trading environment, although affected by the strong growth in additional global shipping capacity (It is forecasted by Drewry that during 2006, the growth in additional global shipping capacity will be around 15.9% while the growth in demand for transportation will be around 11.5%), the global container shipping market is still relatively dynamic. For the first half of 2006 in the PRC container shipping market, the container throughput in large scale ports (i.e. container throughput per year over 1,000,000TEU) reached 42.12 million TEU, achieving an increase of about 22.4% as compared with the same period last year, amongst which, the container throughputs in the coastal ports and river ports increased by 21.4% and 39.3% respectively (information source: PRC Ministry of Communications).

Performance analysis

For the Period, the Group recorded a turnover of RMB13,973,202,000, representing an increase of RMB477,443,000 or 3.5% over that of the same period in 2005. Profit after taxation in the first half of 2006 amounted to RMB82,829,000, representing a decrease of RMB2,062,467,000 or 96.1% as compared with the same period last year. Basic earnings per share amounted to RMB0.01, representing a decrease of RMB0.35 or 97.2% as compared with the same period last year.

Analysis of loaded container volume by trade lanes

Principal Market	1H2006 (TEU)	1H2005 (TEU)	Change
North America	637,871	507,541	25.7%
South America	32,687	12,210	167.7%
Europe/Mediterranean	680,530	583,471	16.6%
Australia	83,606	90,663	-7.8%
Near ocean	271,970	300,254	-9.4%
Middle East	77,047	4,869	1482.4%
China domestic	811,649	653,977	24.1%
Others	50,008	40,984	22.0%
Total	2,645,368	2,193,969	20.6%

Operational revenue by trade lanes

Principal market	1H2006 (RMB'000)	1H2005 (RMB'000)	Change
North America	6,152,384	4,977,620	23.6%
South America	243,061	123,605	96.6%
Europe/Mediterranean	4,134,834	4,905,718	-15.7%
Australia	527,206	679,523	-22.4%
Near ocean	744,057	901,125	-17.4%
Middle East	353,718	43,509	713.0%
China domestic	982,129	1,043,014	-5.8%
Others	835,813	821,645	1.7%
Total	13,973,202	13,495,759	3.5%

The decline of the Group's results for the first half of 2006 was mainly because of the pressure resulting from the excess supply of container shipping capacity over demand in the container shipping market. As a result, the freight rates in several main trade lanes, such as the Europe/Mediterranean route and Australian routes, etc. had been falling from the end of last year to the end of the first quarter this year. Although the freight rates in each trade lane began to recover since the second quarter, it was still lower than the same period last year. During the Period, in relation to the Europe/Mediterranean route, revenue fell by RMB1.587 billion due to falling freight rates.

Secondly, rising fuel costs, terminal handling charges and inland transshipment cost, etc. brought pressure on the operation of shipping companies.

During 2006, with regard to the above mentioned unfavorable factors, the Group strengthened external cooperation and inaugurated trade lanes with other shipping liner companies, such as the west coast of South America route, Far East/west coast of America route, Europe/east coast of America route, Europe/America gulf route, Middle East/Europe route, Middle East feeder route and Mediterranean feeder route, etc. The Group also independently inaugurated the Far East/Middle East/west coast of America route. With the inauguration of the above series of new trade lanes, the Group enlarged its coverage of trade lanes and enhanced its service capacity as a global carrier. At the same time, it should also be noted that the exploitation of markets requires a period of development and growth. The Group's management believes that the benefits of the trade lanes will emerge gradually with the consolidation between the newly-inaugurated trade lanes and the regional markets.

In addition, in respect of the management of freight rates, the Group has, since 1 April, 2006, taken the lead in increasing freight rates in each main trade lane including the Europe/ Mediterranean route, west coast of America route, east coast of America route and Australian routes, etc. This action had a positive effect in the stabilization of freight rates in the market.

Regarding the fuel costs, the Group paid close attention to changes in the fuel market and secured 735,000 tons of fuel in a timely fashion. As at 30 June, 2006, 240,000 tons of secured fuel was consumed. In light of the fuel price in the market during the same period, the Group saved about US$4,350,000 in fuel costs.

In respect of port charges, the Group strengthened business negotiation with ports and controlled port rates in 2006 at the level last year by making use of its advantage of having the largest market share in domestic principal ports and the competition among neighbouring ports.

Cost analysis

In the first half of 2006, the Group's operating costs have increased as compared with the same period last year. The total operating costs for the first half of 2006 were RMB13,370,061,000, representing an increase of about 25.0% as compared with the same period last year. This is mainly due to the deployment of new shipping capacity by the Group (i.e. the new vessels and time chartered vessels successively delivered and put into operation brought an increase of shipping capacity by 23.9% as compared with the same period last year) and due to an increase in fuel costs.

In 2006, fuel prices have been continually rising. During the Period, the average closing price of crude oil in the fuel market rose by about 30.2% as compared to the same period last year, resulting in an increase in the Group's fuel costs by about RMB771,786,000. In addition, due to the deployment of new vessels into operation and the increase in shipping volume, the Group's fuel costs increased by about RMB372,871,000. However, the Group continued to take measures, including locking in a portion of fuel prices, controlling fuel inventory, selecting refueling ports and suppliers with relatively lower fuel prices and requiring our ships to navigate at economical speed while meeting schedules, etc., to control fuel costs and fuel consumption.

Container management costs increased by 23.4% as compared with the same period last year, as a result of an increase of 12.5% in the number of containers and an increase of 18.8% in acquisition price of new additional containers as compared with the same period last year.

Port charges and stevedore charges increased by 22.2% as compared with the same period last year as a result of the increase in the Company's shipping volume by 20.6% as compared with the same period last year (among which, shipping volume of foreign trade lanes increased by 19.1% as compared with the same period last year). However, calculated on an average cost per TEU basis, such charges increased by only 1.4% as compared with the same period last year.

The Group's fixed costs increased by 14.1% as compared with the same period last year, which is far below the increase in shipping capacity. The main reason was that most of the new additional capacity of the Group was ordered or chartered during the down cycle of the shipbuilding industry.

Future plans and prospects

In 2006, it is estimated that the growth rate of the global economy will be about 4.9%, which will be slightly higher than the growth level in 2005 (information source: International Monetary Fund). At the same time, the stable growth of the world economy and world trade will provide a favorable environment for PRC foreign trade.

However, there are still disadvantages such as increasing fuel price, soaring shipping capacity, rising port charges, RMB appreciation, trade imbalance, etc.

Consequently, in the face of such opportunity and challenge, the Group, whilst persisting in our development into a first-rate liner shipping company, plans to transform its traditional operation pattern, traditional manner in soliciting cargo and traditional supply configuration of cargo and implement its operational concepts of careful organization, fine management and developing quality trade lanes in its production and operation.

The specific operating arrangements for the second half of 2006 are as follows:

I. The Group will continue to enhance its capacity in soliciting domestic cargo in the PRC, pay attention to soliciting FOB cargo and backhaul cargo by relying on the rapid development of PRC imports and exports trade with PRC as its base.

II. With its operational concept of "careful organization, fine management and developing quality trade lanes", the Group will continue to improve and optimize overall arrangement of trade lanes and develop quality trade lanes. During the second half of 2006, the Group plans to continue inaugurating new routes to expand the coverage of its trade routes. At the same time, the Group will gradually apply the concept of "quality" route to the trade lanes in operation.

III. The Group will transform its sales concept and develop a high-quality customer base. The Group will make full use of the advantage of global networks to strengthen market exploitation and develop a high-quality customer base by high-quality service. The Group will enlarge the proportion of basic cargo and cargo from beneficial and large cargo owners to obtain stable revenue.

IV. The Group will continue to carry out the measure of stable freight rates. With the coming of the traditional peak season during the second half of this year, the Group will pay close attention to market developments and adjust the freight rates of some trade lanes in a timely manner to seize market opportunities.

V. The Group will strengthen business guidance to domestic coastal companies and overseas agencies, further make use of the consolidation effect of container transportation networks and agency networks, pay more attention to tasks including cargo flow control, cargo weight management and freight rates management, etc.

VI. In the first half of 2006, the Group had 5 new vessels (each with a capacity of over 4,000TEU, totalling 26,580TEU) delivered and put into operation. Another 4 new vessels and time charter vessels with a total capacity of 30,472TEU will be delivered and put into operation in the second half of 2006. All the said additional vessels will be put into operation in newly-inaugurated and current trade lanes. Operating capacity is expected to reach 399,424TEU at the end of 2006 after taking into account net increase.

VII. The Group will continue to control operating costs stringently including fuel costs, stevedore charges, port charges, container management costs and transshipment costs, etc.

VIII. The Group will continue to speed up the construction of information systems. In accordance with demands of development, the Group will further optimize the freight rate system, manifest checking system, container repairing system and operating system, etc. Meanwhile, the Group will optimize management, enhance work efficiency and improve customer service.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The Group's principal source of liquidity is cash flow from operations. The Group's cash has mainly been used as operating costs, loan repayments and used in construction of new vessels and containers. For the Period, the Group generated a net operating cash inflow of RMB419,098,000 and the Group had a cash balance of RMB2,250,115,000 as at 30 June, 2006.

As at 30 June, 2006, the Group's total bank loans were RMB6,669,246,000. The maturity profile is spread over a period between 2006 and 2014, with RMB1,641,912,000 being payable within one year, RMB917,736,000 within the second year, RMB3,037,749,000 within the third to fifth year, and RMB1,071,849,000 after the fifth year. The Group's long-term bank loans are mainly used to fund the purchase of new vessels.

As at 30 June, 2006, several container vessels and vessels under construction valued in an aggregate amount of RMB6,625,486,000 (as at 31 December, 2005: RMB6,727,496,000) have been pledged against long term bank loans of the Group.

As at 30 June, 2006, the Group's obligations under finance lease amount to RMB3,377,852,000, with the maturity profile ranging from 2006 to 2014. The amount repayable within one year is RMB580,022,000, the amount repayable within the second year is RMB578,329,000, the amount repayable within the third to fifth year is RMB1,490,361,000 and the amount repayable after the fifth year is RMB729,140,000. All finance lease obligations are arranged for the lease of new containers.

As at 30 June, 2006, the gearing ratio of the Group (i.e. the ratio of net debt over equity holders' equity) was 49.0%, which is higher than the rate of 30.4% as at 31 December, 2005 and 17.5% as at 30 June, 2005. The main reasons for the increase in the gearing ratio are that capital expenditure on bank loans increased by 18.9% and finance lease obligations increased by 18.0% as compared with the same period last year.

As at 30 June, 2006, the Group had loans in the amount of RMB4,970,501,000 and loans in the amount of USD212,460,000. The loans are settled primarily in RMB and US dollars while their cash and cash equivalents are also denominated in RMB and US dollars. During the Period, the Group had not entered into any hedging arrangement.

It is expected that capital needs for regular cash flow and capital expenditure can be funded by the internal cash flow of the Group. The directors will review the operating cash flow of the Group from time to time and will consider repaying certain bank loans by cash as and when appropriate. It is the intention of the Group to optimize the composition of equity and debt to achieve a constant effective capital structure.

FOREIGN EXCHANGE RISK AND HEDGING

Most of the Group's revenues and operating expenses are settled or denominated in US dollars. As a result, the negative impact on the net revenue due to RMB appreciation since July, 2005 can be offset by each other to a certain extent. With the RMB appreciation, net currency assets including cash and cash equivalents denominated in US dollars and HK dollars continued to depreciate. During the Period, the Group devoted itself to improving the currency structure of such assets and the exchange losses of the Group were controlled at RMB23,450,000. The Group has paid close attention to the fluctuation of the RMB exchange rate, settled foreign incomes from operating activities into RMB in a timely manner to minimize the losses brought by foreign exchange fluctuations. The Group will continue to implement the policy of timely conversion of foreign currency assets into RMB, reduce the net currency assets denominated in foreign currency, and adopt proper measures including hedging instruments (e.g. forward exchange contracts) as and when necessary and appropriate to minimize foreign exchange risks.

CAPITAL COMMITMENT

As at 30 June, 2006, the capital commitment for vessels under construction that had been contracted but not provided for the Group amounted to RMB4,612,236,000. Furthermore, the Group's lease commitments relating to land and buildings, and vessels and containers are RMB121,658,000 and RMB12,573,528,000 respectively.

CONTINGENT LIABILITIES

As at 30 June, 2006, the Group did not have any material contingent liabilities.

SHARE CAPITAL

As at 30 June, 2006, the share capital of the Company was as follows:

Type of shares	Number of shares in issue	Percentage (%)
Domestic shares	3,610,000,000	59.87
H shares	2,420,000,000	40.13
Total	6,030,000,000	100.00

PURCHASE, SALE OR REDEMPTION OF SHARES

During the Period, the Company had not redeemed any of its issued shares. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's issued shares in the Period.

INTERIM DIVIDENDS

The Board does not recommend the payment of any interim dividend for the Period.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

EMPLOYEES, TRAINING AND DEVELOPMENT

As at 30 June, 2006, the Group had 3,404 employees, representing a decrease of 43 employees as compared with 31 December, 2005. During the Period, the total expenses were about RMB254,302,000. In addition, the Group had entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which these subsidiaries provided the Group with approximately 3,372 crew members in total who mainly work on the Group's self-owned or bare-boat chartered vessels.

Remuneration of the Group's employees included basic salaries, other allowances and performance-based bonuses. The Group had also adopted a performance discretionary incentive scheme for its staff. The scheme linked the staff's financial benefits directly with certain business performance indicators. Such indicators may include, but are not limited to, the profit target of the Group.

Details of such performance discretionary incentive scheme varied among the employees of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate in detail its own performance-based remuneration policies according to its local situation.

AUDIT COMMITTEE

The audit committee of the Company consists of two independent non-executive directors, namely Mr. Gu Nianzu and Mr. Wang Zongxi, and one non-executive director, namely Mr. Wang Daxiong. The audit committee of the Company had reviewed the Company's interim results for the Period and agrees with the accounting treatment adopted by the Company.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES" (THE "CG CODE")

The Board confirmed that, none of the directors are aware of any information that would reasonably indicate that the Group was not, at any time during the Period, in compliance with the applicable code provisions of the CG Code.

SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard set out in Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. Following specific enquiry made with all directors and supervisors of the Company, the Company has confirmed that each of them has complied with the required standard set out in the Model Code regarding directors' and supervisors' securities transactions.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The electronic version of this announcement will be published on the website of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (http://www.hkex.com.hk). An interim report for the Period containing all the information required by Appendix 16 to the Listing Rules will be dispatched to shareholders and published on the website of the Stock Exchange in due course.

By order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
28 August, 2006

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou (being executive directors); Mr. Zhang Guofa, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Xu Hui and Mr. Yao Zuozhi (being non-executive directors); and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven (being independent non-executive directors).

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

H61 經濟日報 29 AUG 2006

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)
(股票代號：2866)

截至二零零六年六月三十日止六個月之未經審計中期業績公告

截至二零零六年六月三十日止六個月業績

	二零零六年上半年（人民幣元）	二零零五年上半年（人民幣元）	變化
營業額	13,973,202,000	13,495,759,000	3.5%
營運利潤	413,748,000	2,737,734,000	-84.9%
除稅後利潤	82,829,000	2,145,296,000	-96.1%
每股基本盈利	0.01	0.36	-97.2%
毛利率	4.3%	20.7%	-79.2%
稅前利潤率	1.2%	18.9%	-93.7%
淨負債率	49.0%	17.5%	180.0%

業務摘要

- 貨物運載量於二零零六年上半年達2,645,368TEU，較二零零五年同期增長20.6%。
- 於二零零六年六月三十日之運載力較二零零五年六月三十日淨增加23.9%達371,204TEU。
- 本集團所採用的鎖定油價、控制存油、選擇油價相對較低的加油港等措施在油價屢創新高的環境下有效地控制成本，使本集團平均燃油成本的上漲幅度低於燃油市場油價的上漲幅度。
- 上半年已有5條4,000TEU以上型新造船共26,580 TEU交付使用，而下半年亦將有3條9,600TEU的大型集裝箱船交付使用。於二零零六年底之運載能力在計入淨增加後預計將達399,424TEU。

中海集裝箱運輸股份有限公司（「本公司」）董事會欣然宣佈本公司及其附屬公司（「本集團」）截至二零零六年六月三十日止六個月（「本期間」）的未經審計的綜合中期業績，此中期業績已經由本公司審核委員會及核數師羅兵咸永道會計師事務所按照香港會計師公會頒布的《核數準則》第七百號「審閱中期財務報告的委聘」進行了審閱。

於本期間，本集團實現營業收入為人民幣13,973,202,000元，較去年同期增加3.5%。二零零六年上半年除稅後利潤為人民幣82,829,000元，較去年同期下降96.1%。每股基本盈利為人民幣0.01元，比去年同期下降97.2%。

簡明綜合損益表

	附註	未經審核 截至六月三十日止六個月 二零零六年 人民幣千元	二零零五年 人民幣千元
營業額	5	13,973,202	13,495,759
營運成本		(13,370,061)	(10,697,024)
毛利		603,141	2,798,735
其他收入	6	79,702	176,665
行政及一般開支		(269,095)	(237,666)
營運利潤	7	413,748	2,737,734
融資成本	8	(246,302)	(193,011)
應佔聯營公司利潤		3,656	2,481
除所得稅前利潤		171,102	2,547,204
所得稅	9	(88,273)	(401,908)
本期利潤		82,829	2,145,296
應佔：			
本公司權益持有人		81,194	2,144,010
少數股東權益		1,635	1,286
		82,829	2,145,296
本公司權益持有人應佔利潤的每股盈利（以每股人民幣計）	10	0.01	0.36
股息	11	–	–

簡明綜合資產負債表

	附註	未經審核 二零零六年 六月三十日 人民幣千元	經審核 二零零五年 十二月三十一日 人民幣千元

	附註		
資產			
非流動資產			
固定資產		**22,829,603**	20,770,813
土地使用權		**13,522**	13,686
商譽		**13,281**	13,281
聯營公司權益		**51,252**	47,596
合營公司權益		**52**	–
		22,907,710	20,845,376
流動資產			
燃油		**676,580**	553,080
應收貿易賬款及票據	12	**4,553,751**	4,054,345
預付賬款及其他應收賬款		**218,066**	129,154
現金及現金等價物		**2,250,115**	3,423,373
		7,698,512	8,159,952
總資產		**30,606,222**	29,005,328
權益			
本公司權益持有人應佔股本及儲備			
股本		**6,030,000**	6,030,000
其他儲備		**6,048,849**	6,128,838
未分配利潤			
一擬派末期股息		**–**	723,600
一其他		**3,790,620**	3,709,426
少數股東權益		**39,095**	37,460
總權益		**15,908,564**	16,629,324
負債			
非流動負債			
長期銀行貸款		**5,027,334**	5,107,112
應付融資租賃款項		**2,797,830**	2,404,974
遞延税項負債		**717,900**	637,120
		8,543,064	8,149,206
流動負債			
應付貿易賬款及票據	13	**2,987,121**	2,759,412
應計費用及其他應付賬款		**500,071**	305,702
短期銀行貸款		**775,000**	–
長期銀行貸款一即期部分		**866,912**	501,053
應付融資租賃款項一即期部分		**580,022**	458,681
應交所得税項		**12,268**	201,950
應付最終控股公司特別股息	11	**433,200**	–
		6,154,594	4,226,798
總負債		**14,697,658**	12,376,004
總權益及負債		**30,606,222**	29,005,328
流動資產淨值		**1,543,918**	3,933,154
總資產減流動負債		**24,451,628**	24,778,530

附註

1. **編制基準**

本公司的中期簡明綜合財務資料是根據香港會計師公會頒布的香港會計準則第34號(「中期財務報告」)編制。本中期簡明綜合財務資料應與二零零五年十二月三十一日止年度的財務報表一併閱讀。

2. **重要會計政策**

除本集團已經採納的下述與本集團經營相關且必須在截至二零零六年十二月三十一日止財政年度採納的新訂準則、詮釋及修訂(統稱「新訂／修訂香港財務報告準則」)外，本簡明綜合財務報表所採用之會計政策與截至二零零五年十二月三十一日止年度之年度財務報表所採用的會計政策一致。

香港會計準則第19號修訂	僱員福利
香港會計準則第21號修訂	海外業務的淨投資
香港會計準則第39號修訂	預測集團間交易的現金流量對沖會計處理
香港會計準則第39號修訂	公平值期權
香港會計準則第39號與香港財務報告準則第4號修訂	財務擔保合約
香港財務報告準則一詮釋第4號	釐定一項安排是否包括租賃

於本期間內採納上述新訂／修訂香港財務報告準則對本中期簡明綜合財務報表未產生重大影響，亦未導致本集團的會計政策發生重大變化。

香港會計師公會已經頒佈一些於截至二零零六年十二月三十一日止年度尚未生效的新訂準則、詮釋及修訂。本集團未於中期簡明綜合財務報表提早採納上述新訂準則、詮釋及修訂，但是已經開始估算其對本集團的相關影響。本集團尚未能夠闡述本集團的會計政策和財務報表披露是否將由此產生重大變化。

截至於二零零五年六月三十止六個月，本集團將利息收入，銀行費用和匯兌收益披露在「融資成本－淨額」內。管理層相信將有關項目分別列示於「其他收入」及「行政及一般開支」更能公平反映本集團的活動。

3. **財務風險管理**

全部有關本集團之財務風險管理目的及政策與截至二零零五年十二月三十一日止年度財務資料所列出者一致。

4. **關鍵會計估算及判斷**

用於估算和判斷會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信為合理的對未來時間的預測。所得的會計估算如其定義，很少會與實際結果相同。

編制中期財務資料所採用之估算和假設與編制截至二零零五年十二月三十一日止年度財務資料所採用者一致。

5. **營業額及分部資料**

本集團之主要業務為擁有、租賃及營運集裝箱船舶，以提供國際及國內集裝箱航運服務。營業額指來自班輪及租船服務之總收益(扣除折扣(如適用))。

	未經審核 截至六月三十日止六個月 二零零六年 人民幣千元	未經審核 截至六月三十日止六個月 二零零五年 人民幣千元
營業額		
班輪	13,925,613	13,301,768
租船	47,589	193,991
	13,973,202	13,495,759

根據本集團之內部財務彙報，本集團決定以業務分部呈報為主要呈報格式，而地區分部為次要呈報格式。

業務分部呈報方式包括提供班輪服務及租船業務。至於地區分部呈報方式，分部收入來自覆蓋全球主要航線之班輪及租船服務。

主要呈報格式－業務分部

本集團業務分為兩個主要業務類別：班輪及租船。本集團業務以提供班輪服務為主，租船業務之規模不足以作獨立呈報。

次要呈報格式－地區分部

本集團之班輪及租船業務遍及全球。營業額來自全球主要航線包括北美洲、南美洲、歐洲／地中海、澳洲、東亞及東南亞、中東、中華人民共和國(「中國」)國內及其他。

董事認為，基於本集團之業務性質，就香港會計準則第14號「分部申報」之定義而言，按特定地區分部劃分本集團之資產不具意義。因此，只有營業額呈報地區分部資料：

	未經審核 截至六月三十日止六個月 二零零六年 人民幣千元	未經審核 截至六月三十日止六個月 二零零五年 人民幣千元
北美洲	6,152,384	4,977,620
南美洲	243,061	123,605
歐洲／地中海	4,134,834	4,905,718
澳洲	527,206	679,523
東亞及東南亞	744,057	901,125
中東	353,718	43,509
中國國內	982,129	1,043,014
其他	835,813	821,645
	13,973,202	13,495,759

6. **其他收入**

	未經審核 截至六月三十日止六個月 二零零六年 人民幣千元	未經審核 截至六月三十日止六個月 二零零五年 人民幣千元
諮詢科技服務收益	42,213	11,000
利息收入	37,489	38,029
收回之前的索償款項	–	28,305
補償款	–	99,331
	79,702	176,665

7. 按性質分類的費用

	未經審核 截至六月三十日止六個月	
	二零零六年 人民幣千元	二零零五年 人民幣千元
所消耗燃油成本	2,956,950	1,812,293
折舊：		
一根據營運租賃出租之自置集裝箱船舶	7,231	3,961
一其他自置資產	319,136	211,639
一融資租賃下之集裝箱	228,732	183,137
	555,099	398,737
出售固定資產之虧損	—	34
營運租賃：		
一集裝箱船舶	1,245,606	1,219,268
一集裝箱	282,366	384,390
一房屋	20,348	15,499
	1,548,320	1,619,157
應收賬款減值撥備	17,509	6,757
外幣匯兌損失	23,450	23,207

8. 融資成本

	未經審核 截至六月三十日止六個月	
	二零零六年 人民幣千元	二零零五年 人民幣千元
利息支出：		
一銀行貸款	168,476	138,450
一應付融資租賃款項	138,913	110,147
利息支出總額	307,389	248,597
減：在建中船舶予以資本化之金額	(61,087)	(55,586)
	246,302	193,011

9. 稅項

(a) 所得稅費用

	未經審核 截至六月三十日止六個月	
	二零零六年 人民幣千元	二零零五年 人民幣千元
即期所得稅		
一香港利得稅 *(附註(i))*	159	2,287
一中國企業所得稅 *(附註(ii))*	7,334	43,006
遞延稅項 *(附註(iii))*	80,780	356,615
	88,273	401,908

(i) 香港利得稅

香港利得稅已就截至二零零六年六月三十日止六個月估計應課稅利潤按稅率17.5%提取準備（二零零五年：17.5%）。

(ii) 中國企業所得稅（「企業所得稅」）

根據相關的政策法規，本公司企業所得稅的稅率為15%。截止二零零六年六月三十日止六個月，本公司的其他在中國境內註冊成立的附屬公司按0%－33%的稅率繳企業所得稅（二零零五年：0%－33%）。

根據企業所得稅的有關規定，中國企業通過其全資境外機構取得的來源於中國境外的所得應當繳納企業所得稅。本公司取得相關稅務機關的批准，對本公司海外附屬公司的利潤均按16.5%的固定稅率繳納企業所得稅。

(iii) 遞延稅項

遞延稅項主要為以16.5%固定比率計提的本公司海外附屬公司利潤之企業所得稅。該等遞延稅項將於本公司海外附屬公司將利潤分回時支付。

10. 每股基本盈利

每股基本盈利是按本期間權益持有人應佔利潤人民幣81,194,000元以及已發行股份6,030,000,000股（截至二零零五年六月三十日止六個月權益持有人應佔利潤為人民幣2,144,010,000元及已發行股份6,030,000,000股）計算。

由於本公司在本期間內並無任何可攤薄潛在普通股，故並無呈列每股攤薄盈利。

11. 股息

(i) 於二零零六年四月十八日召開的董事會上，董事們提議本集團於二零零五年十二月三十一日止年度末期股息分配按每股人民幣0.12元（二零零四年：人民幣0.2元）共計人民幣723,600,000元（二零零四年：人民幣1,206,000,000元）執行。截至於二零零六年六月三十日人民幣290,400,000元已派發至H股股東。

(ii) 截至二零零六年六月三十日，本公司董事並無提議派發中期股息（2005年：無）。

12. 應收貿易賬款及票據

	未經審核 二零零六年 六月三十日 人民幣千元	經審核 二零零五年 十二月三十一日 人民幣千元
應收貿易賬款		
一同系附屬公司	2,523,615	1,997,785
一其他	1,894,224	1,933,858
	4,417,839	3,931,643
應收票據	135,912	122,702
	4,553,751	4,054,345

應收貿易賬款及票據之賬齡分析如下：

	未經審核 二零零六年 六月三十日 人民幣千元	經審核 二零零五年 十二月三十一日 人民幣千元
一個月至三個月	3,561,821	2,547,888
四個月至六個月	940,051	699,593
七個月至九個月	138,998	428,547
十個月至十二個月	49,515	499,913
一年以上	10,934	8,463
	4,701,319	4,184,404
減：應收賬款減值撥備	(147,568)	(130,059)
	4,553,751	4,054,345

信貸政策

具有良好付款記錄之客戶授予介乎三十至五十天之信貸期。給其他客戶之發票一經發出即到期付款。

13. 應付貿易賬款及票據

	未經審核 二零零六年 六月三十日 人民幣千元	經審核 二零零五年 十二月三十一日 人民幣千元
應付貿易賬款		
一同系附屬公司	931,637	467,858
一其他	2,055,484	2,281,554
	2,987,121	2,749,412
應付票據	–	10,000
	2,987,121	2,759,412

應付貿易賬款及票據之賬齡分析如下：

	未經審核 二零零六年 六月三十日 人民幣千元	經審核 二零零五年 十二月三十一日 人民幣千元
一個月至三個月	2,362,600	1,954,087
四個月至六個月	285,028	697,283
七個月至九個月	328,539	108,042
十個月至十二個月	10,954	–
	2,987,121	2,759,412

管理層討論與分析

經營環境

二零零六年，世界經濟貿易仍處於新一輪擴張周期。據國際貨幣基金組織(IMF)預測，2006年全球經濟將實現4.9%的增長，略高於2005年的4.8%。世界經濟貿易的穩定增長將為中國對外貿易提供良好的發展空間。

二零零六年上半年，中國進出口總額達7,957億美元，同比增長23.4%，增速比去年同期加快0.2個百分點，我國對外貿易的增長繼續穩中有升，貿易順差持續擴大。中國的貿易順差更多是全球製造業持續向中國轉移的反映。

在此良好的貿易環境下，雖然受全球新增運力增幅過大的影響（據Drewry預測，二零零六年全球新增運力預期增長約15.9%，而運輸需求預計增長約11.5%），但全球集裝箱航運市場表現依然較為活躍。中國集裝箱市場一到六月份，規模以上（集裝箱年吞吐量為100萬TEU以上）港口完成集裝箱吞吐量4,212萬TEU，同比增長約22.4%，其中沿海港口和內河港口分別增長21.4%和39.3%（資料來源：中國交通部）。

業績分析

本集團上半年的營業收入為人民幣13,973,202,000元，較去年同期增加人民幣477,443,000元，增幅為3.5%。上半年稅後利潤為人民幣82,829,000元，較去年同期減少人民幣2,062,467,000元，減幅達96.1%。每股基本盈利為人民幣0.01元，較去年同期每股基本盈利減少人民幣0.35元，減幅為97.2%。

分航線完成箱量分析

主要市場	二零零六年上半年 *(TEU)*	二零零五年上半年 *(TEU)*	半年同比增加或減少
北美	**637,871**	507,541	25.7%
南美	**32,687**	12,210	167.7%
歐洲及地中海	**680,530**	583,471	16.6%
澳洲	**83,606**	90,663	-7.8%
近洋	**271,970**	300,254	-9.4%
中東	**77,047**	4,869	1482.4%
內貿	**811,649**	653,977	24.1%
其它	**50,008**	40,984	22.0%
總計	**2,645,368**	2,193,969	20.6%

分航線收入列表

主要市場	二零零六年上半年 *(人民幣千元)*	二零零五年上半年 *(人民幣千元)*	半年同比增加或減少
北美	**6,152,384**	4,977,620	23.6%
南美	**243,061**	123,605	96.6%
歐洲及地中海	**4,134,834**	4,905,718	-15.7%
澳洲	**527,206**	679,523	-22.4%
近洋	**744,057**	901,125	-17.4%
中東	**353,718**	43,509	713.0%
內貿	**982,129**	1,043,014	-5.8%
其它	**835,813**	821,645	1.7%
總計	**13,973,202**	13,495,759	3.5%

本集團上半年之業績下滑，主要是由於集裝箱航運市場的運力供大於求的壓力，導致幾條主要航線如歐洲及地中海、澳洲線等的運價自去年年底持續下跌，直至今年第一季度末。各航線運價雖然於第二季度開始恢復，但仍較去年同期為低。於本期間，僅歐洲及地中海航線，由於運價下跌導致減少收入約人民幣15.87億元。

其次，不斷上升的燃油成本、港口作業費以及內陸中轉成本等，給航運公司的經營構成壓力。

於二零零六年，本集團針對上述不利因素，加大了對外合作的力度，先後與其他班輪公司合作開闢了南美西航線、遠東一美西航線、歐洲一美東航線、歐洲一美灣航線、中東一歐洲航線、中東支線、地中海支線等航線，並獨立開闢了遠東一中東一美西航線。通過一系列航線的開闢有效的增加了航線的覆蓋面、提高全球承運人的服務能力。同時也應注意到，系列市場的開闢是需要一個培育和成長的過程，本集團管理層相信，隨著新闢航線與區域市場的磨合與漸進，航線的效益會逐漸顯現出來。

另外，在運價管理方面，本集團於二零零六年四月一日起，調高了包括歐洲及地中海、美西、美東及澳洲等各主幹航線的運價，為穩定市場運價起到了積極的作用。

在燃油方面，本集團密切關注燃油市場的變化，及時鎖定燃油73.5萬噸，截至二零零六年六月三十日，已使用鎖定燃油24萬噸，與同期市場價比較已為本集團節約燃油開支約435萬美元。

港口使費方面，本集團繼續加強與港口之間的商務談判，使二零零六年度的港口費率基本控制在去年的水平。

成本分析

本集團上半年的營運成本支出，與去年同期相比有較大的增加，上半年營運總成本共計人民幣13,370,061,000元，比去年同期增長約25.0%，主要是由於本集團新增運力的投放（新造船及租船的陸續交付使用，使運力較去年同期增加23.9%）及燃油成本上升所致。

二零零六年油價繼續攀升，於本期間，原油市場平均收市價較去年同期上漲約為30.2%，使本集團燃料費上漲約人民幣771,786,000元。此外，由於新增船舶投入營運及運輸量的增加，也使本集團增加燃油成本約人民幣372,871,000元。然而，本集團繼續採用鎖定部分油價、精確控制船舶存油、選擇油價相對較低的加油港、加油商以及船舶在保證班期的前提下以經濟航速行駛等措施控制燃油成本及燃油耗量。

集裝箱費用開支較去年同期增長23.4%，是由於本公司的集裝箱保有量同比增長12.5%及新增集裝箱的收購價格同比增長18.8%所致。

港口使費及裝卸費較去年同期增長22.2%，是由於本公司運載量同比增長20.6%，其中外貿業務的運載量同比增長19.1%，從而導致港口使費及裝卸費的隨之上升。但該費用平均至單箱，與去年同期相比僅上升了1.4%。

本集團的固定成本較二零零五年同期增長14.1%，遠低於運力的增長幅度。其主要原因在於，本集團的新增運力大部分系船價低迷時期訂造或租入。

未來展望

二零零六年，全球經濟增長速度預計為4.9%左右，將略高於二零零五年水平（數據來源：國際貨幣基金組織）。同時，世界經濟貿易的穩定增長將為中國對外貿易提供良好的發展空間。

然而，油價上漲、運力劇增、港口費用上升，加之人民幣升值以及貿易不平衡等不利因素也依然存在。

因此，面對機遇和挑戰，本集團將在堅持創建一流班輪公司的前提下，轉變傳統的經營模式、傳統的攬貨方式以及傳統的貨源結構。以精心組織、精細管理、培育精品航線的經營理念貫徹到生產經營當中。

二零零六年下半年的具體工作安排如下：

一、本集團仍將依托中國進出口貿易的快速發展，以中國為發展基地，繼續加大國內的攬貨力度，同時注重FOB貨以及航線回程貨的攬取。

二、以「精心組織、精細管理，培育精品航線」的經營理念，繼續完善、優化航線布局，培育精品航線。本集團計劃於下半年繼續新開航線，以增加航線服務範圍。同時在所經營航線範圍內逐步推廣精品航線理念。

三、轉變營銷觀念，培育優質客戶群。本集團將充分利用全球的網絡優勢，進一步加大市場開發力度、以優質的服務培育優質的客戶群。提高基礎貨源和直接大客戶貨源比例，穩定收入。

四、繼續推行穩定運價的措施。隨著下半年市場傳統旺季的到來，本集團密切跟蹤市場動態，及時調整部分航線運價，把握市場商機。

五、加強對國內口岸公司和海外代理的業務指導，進一步發揮集裝箱運輸網絡和代理網絡的整合效應，著重控制貨物流向、貨量及運價管理等工作。

六、二零零六年上半年，本集團已有5條4,000TEU以上型新造船共26,580TEU交付使用，而下半年亦將有4條新造船及期租船共30,472TEU交付使用，該等船舶將全部用於新辟航線及已有航線的投入。於二零零六年底之運載能力在計入淨增加後將達399,424TEU。

七、繼續嚴控經營成本。具體包括燃油成本、裝卸費、港口使費、箱管以及中轉成本等方面。

八、加快信息系統建設。結合發展需要，進一步優化運價本系統、審單系統、修箱系統以及操作平臺等系統。優化公司管理，提高工作效率，完善客戶服務。

流動資金，財政資源及資本架構

本集團流動資金的主要來源為來自經營業務的現金流量。本集團的現金主要用作營運成本、償還貸款及新建造船舶及集裝箱。於本期間，本集團的經營現金流入淨額為人民幣419,098,000元。本集團於二零零六年六月三十日持有銀行結餘現金為人民幣2,250,115,000元。

於二零零六年六月三十日，本集團的銀行借貸合計人民幣6,669,246,000元，到期還款期限分佈在二零零六年至二零一四年期間，需分別於一年內還款為人民幣1,641,912,000元，於第一年至第二年還款為人民幣917,736,000元，於第二年至第五年還款為人民幣3,037,749,000元及於五年後還款為人民幣1,071,849,000元。本集團的長期銀行貸款主要用作購買新船舶的融資。

於二零零六年六月三十日，本集團的長期銀行貸款以共值人民幣6,625,486,000元（二零零五年十二月三十一日人民幣6,727,496,000元）之若干集裝箱船舶及在建船舶作抵押。

於二零零六年六月三十日，本集團應付融資租賃款項合計人民幣3,377,852,000元，到期還款期限分佈在二零零六年至二零一四年期間，需分別於一年內還款為人民幣580,022,000元，於第一年至第二年還款為人民幣578,329,000元，於第二年至第五年還款為人民幣1,490,361,000元及於五年後還款人民幣729,140,000元。本集團的應付融資租賃款全部用作新集裝箱的租賃。

於二零零六年六月三十日，本集團的淨負債率（淨債務與股東權益之比率）為49.0%，高於二零零五年十二月三十一日之30.4%及二零零五年六月三十日之17.5%。淨負債率上升的主要原因為資本開支的銀行借貸同比增加18.9%以及融資租賃應付款同比增加18.0%所致。

於二零零六年六月三十日，本集團的人民幣借款為人民幣4,970,501,000元，美元借款為美元212,460,000元。本集團的借款以人民幣及美元結算，而其現金及現金等價物主要以人民幣及美元持有。本期間內，本集團並無運用任何金融工具作對沖風險。

本集團預期日常的流動資金和資本開支等有關資金需要，均可由本集團的內部現金流量應付。董事將不時檢討本集團營運的現金流量，在合適的時候會考慮以部分現金償還貸款。本集團計劃維持適當的股本及債務組合，以確保不時具備有效的資本架構。

外匯風險及有關對沖

本集團大部分收入以美元結算或以美元計價。然而，大部分經營支出亦以美元結算或計價。因此，人民幣自二零零五年七月以來持續升值對經營淨收入帶來負面影響，能在一定程度上得以自然沖消。隨著人民幣升值，以美元及港幣為面值的現金及現金等價物等貨幣性淨資產持續貶值，於本期間本集團致力改善此等資產之貨幣結構，使本集團得以控制本期間匯兑損失人民幣23,450,000元。
本集團一直以來密切關注人民幣匯率的波動，對經營淨現金流入的外幣收入及時結匯，降低匯率變動帶來的損失。未來本集團將繼續執行及時結匯的政策，減少以外幣計價的貨幣性淨資產，並在需要之時，以適當的方法，包括遠期合約等對沖工具按本集團業務的實際需要，減低本集團的外匯風險。

資本承擔

於二零零六年六月三十日，本集團就已訂約但未撥備之在建中船舶的資本承擔為人民幣4,612,236,000元。此外，本集團就土地及房屋以及船舶及集裝箱的經營租賃承擔分別為人民幣121,658,000元及12,573,528,000元。

或然負債

截至二零零六年六月三十日，本集團並無任何重大或然負債。

股本

於二零零六年六月三十日，本公司的股本如下：

股份類別	已發行股份數目	百分比(%)
內資股	3,610,000,000	59.87
H股	2,420,000,000	40.13
合計	6,030,000,000	100.00

購買、出售或贖回股份

本公司於本期間並無贖回任何股份。本公司或其任何附屬公司於同期內並無購買或出售本公司任何股份。

中期股息

董事會不建議就本期間派付中期股息。

僱傭、培訓及發展

截止二零零六年六月三十日，本集團共有僱員3,404人，較二零零五年十二月三十一日減少43人，於本期間總開支約為人民幣254,302,000元。另外，本集團與多間中國海運（集團）總公司的附屬公司訂有合約，它們向本集團提供合共約3,372名船員，主要用於自有及光租船舶上。

本集團的員工酬金包括基本薪酬、其他津貼及表現花紅。本集團為其員工採納一項表現掛鈎花紅計劃。該計劃專為將本集團員工的財務利益與若干業務表現指標掛鈎。該等指標可能包括但不限於本集團的目標利潤。

本集團員工的表現掛鈎花紅計劃細則各不相同。本集團現分別對其各附屬公司設定須達到的若干表現指標，並按當地情況制定本身的詳細表現酬金政策。

審核委員會

本公司審核委員會由兩名獨立非執行董事顧念祖先生及汪宗熙先生，以及非執行董事王大雄先生組成。審核委員會已審閱本公司報告期內的中期業績，並同意報告中所採納的會計處理手法。

香港聯合交易所有限公司上市規則（《上市規則》）附錄十四所載的《企業管治常規守則》（《管治守則》）

董事會欣然確認，概無董事知悉有任何資料合理地顯示，本集團於本期間內任何時候內未有遵守《管治守則》的適用守則條文。

證券交易

本公司就董事及監事的證券交易，已經採納一套不低於上市規則附錄十所載的《上市發行人董事進行證券交易的標準守則》（《標準守則》）作為董事及監事的標準行為守則。在向所有董事及監事作出特定查詢後，本公司確認其董事及監事已遵守標準守則規定有關董事及監事證券交易的標準。

於聯交所網站披露資料

本公告之電子版本在香港聯合交易所有限公司（「聯交所」）網站 (http://www.hkex.com.hk) 刊登。本公司將於適當時候向股東寄發及於聯交所網站登載本期間之中期報告，當中載有上市規則附錄十六建議之所有資料。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中國上海，二零零六年八月二十八日

於本公告刊發日期，執行董事為李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生，非執行董事為張國發先生、張建華先生、王大雄先生、徐輝先生及姚作芝先生，獨立非執行董事為胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

* *本公司以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」根據香港法例第三十二章公司條例第XI部登記為一間海外公司。*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

SPECIAL GENERAL MEETING HELD ON 28 AUGUST 2006 – POLL RESULTS AND CHANGE OF DIRECTORS AND SUPERVISORS

The Board is pleased to announce that:

(1) POLL RESULTS

All the resolutions specified in the notice of SGM dated 5 July 2006 were passed at the SGM.

(2) CHANGE OF DIRECTORS AND SUPERVISORS

Mr. Li Kelin has resigned from his position as a non-executive director of the Company and Mr. Yao Zuozhi has resigned from his position as Chairman of the Supervisory Committee and a supervisor of the Company, at the same time, Mr. Yao Zuozhi has been appointed as a new non-executive director of the Company and Mr. Chen Decheng has been appointed as a new supervisor of the Company and the new Chairman of the Supervisory Committee, all with effect from 28 August 2006.

The Board announces that:

(1) POLL RESULTS OF THE SGM

The following resolutions were passed at the SGM held at 10:00 a.m. on Monday, 28 August 2006 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China. 4 authorised proxies holding an aggregate of 3,664,925,655 shares with voting rights in the Company, representing approximately 60.78% of the total number of shares with voting rights (6,030,000,000 shares) of the Company, were present at the SGM.

As at the date of the SGM, the number of issued shares of the Company was 6,030,000,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the SGM. There was no restriction on any shareholder casting votes on any of the proposed resolutions at the SGM.

The SGM was chaired by Mr. Li Shaode, Chairman of the Board and an executive director of the Company. After consideration by the authorised proxies and through voting by way of poll, the following resolutions were passed at the SGM and the details of voting are as follows:

	Summary of Resolutions (abbreviated)	Number of Votes (approximate %)		
	Ordinary Resolutions	**For**	**Against**	**Abstain**
1.	To approve the resignation of Mr. Li Kelin from his position as a director of the Company.	3,664,895,655 (99.99918%)	30,000 (0.000820%)	0 (0%)
2.	To approve the resignation of Mr. Yao Zuozhi from his position as a supervisor of the Company.	3,664,880,655 (99.99877%)	30,000 (0.000820%)	15,000 (0.000410%)
3.	To approve the appointment of Mr. Yao Zuozhi as a non-executive director of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007 and to authorise the board of directors of the Company to determine his annual remuneration.	3,664,800,255 (99.99658%)	100,400 (0.002739%)	25,000 (0.000681%)
4.	To approve the appointment of Mr. Chen Decheng as a supervisor of the Company with effect from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007 and to authorise the board of directors of the Company to determine his annual remuneration.	3,664,868,655 (99.998445%)	32,000 (0.000873%)	25,000 (0.000682%)
	Special Resolution			
5.	To approve the granting to the board of directors of the Company of an unconditional general mandate to issue bonds of the Company in the aggregate principal amount of up to RMB3,500,000,000 upon the terms as set out in Resolution No. 5 of the notice of SGM dated 5 July 2006.	3,664,868,655 (99,998445%)	42,000 (0.001146%)	15,000 (0.000409%)

Please refer to the notice of SGM dated 5 July 2006 for the full version of the above resolutions.

As more than 1/2 of the votes were cast in favour of each of the resolutions 1 to 4 and more than 2/3 in favour of the resolution 5, all resolutions were duly passed as ordinary resolutions and a special resolution respectively.

The voting at the SGM was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the SGM were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

(2) CHANGE OF DIRECTORS AND SUPERVISORS

(a) Resignation of Existing Director and Supervisor

Mr. Li Kelin, due to his age, tendered his resignation from his position as a non-executive director of the Company in June 2006. Mr. Li Kelin's request has been approved at the SGM.

Mr. Yao Zuozhi, due to his appointment as a new non-executive director of the Company, tendered his resignation from his position as Chairman of the Supervisory Committee and a supervisor of the Company in July 2006. Mr. Yao Zuozhi's request has been approved at the SGM.

There are no matters that need to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2) of the Listing Rules.

(b) Appointment of New Director and New Supervisor

The appointments of Mr. Yao Zuozhi as a new non-executive director of the Company and Mr. Chen Decheng as a new supervisor of the Supervisory Committee were both approved by the shareholders of the Company at the SGM with effect from the conclusion of the SGM.

At the Supervisory Committee meeting of the Company held on the same day, Mr. Chen Decheng was appointed as the Chairman of the Supervisory Committee.

Background of Mr. Yao Zuozhi

Mr. Yao Zuozhi, aged 59, graduated in 1985 from South China Normal University, majoring in politics and has over 35 years of experience in the shipping industry.

Mr. Yao Zuozhi joined the Company in October 2003 and was Chairman of the Supervisory Committee from 3 March 2004 to 27 August 2006. From 1997 till now, he has been the party secretary of Guangzhou Shipping. He has also been the general manager of Guangzhou Shipping since 2002. Mr. Yao Zuozhi has been a non-executive director of CS Development. Between 1998 and 2005, he also took on the role of the party secretary of China Shipping Development Cargo Shipping Company, a branch company of CS Development. Saved as disclosed above, Mr. Yao Zuozhi has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Yao Zuozhi was granted 200,000 Rights. Saved as disclosed above, Mr. Yao Zuozhi does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. There is no information which requires to be disclosed by Mr. Yao Zuozhi under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Yao Zuozhi will enter into a service contract with the Company in his position as a non-executive director of the Company and the length of service will be from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yao Zuozhi (including bonus and other emoluments, if any) for his position as a non-executive director of the Company will be RMB88,000 (equivalent to approximately HK$85,200) per year as determined by the Board with regard to his duties, responsibilities and time to be spent on the affairs of the Company.

Background of Mr. Chen Decheng

Mr. Chen Decheng, aged 56, graduated from East China University of Science & Technology in 2000, majoring in administrative management.

Mr. Chen Decheng began his career in the shipping industry in 1968. From 1984 to 1992, he was deputy manager and subsequently manager of the Party-Committee Office of Shanghai Maritime Bureau. Between 1992 and 1995, he held the posts of executive deputy general manager and party secretary of Shanghai Shipping (Group) General Industrial Company. From 1995 to 1998, he held the posts of Chairman of the Trade Union and party member of Shanghai Shipping (Group) Company. Since March 1998 till now, Mr. Chen Decheng has been Chairman of the Trade Union of China Shipping. Saved as disclosed above, Mr. Chen Decheng has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Chen Decheng does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. There is no information which requires to be disclosed by Mr. Chen Decheng under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Chen Decheng will enter into a service contract with the Company in his position as a supervisor of the Supervisory Committee and the length of service will be from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Chen Decheng (including bonus and other emoluments, if any) for his position as a supervisor of the Supervisory Committee will be RMB88,000 (equivalent to approximately HK$85,200) per year as determined by the Board with regard to his duties, responsibilities and time to be spent on the affairs of the Company.

The Board would like to take this opportunity to thank Mr. Li Kelin and Mr. Yao Zuozhi for their valuable contribution to the Company during their tenure of service and the Board would also like to express its congratulations to Mr. Yao Zuozhi and Mr. Chen Decheng on their appointments.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a PRC state-owned enterprise, which is the controlling shareholder of the Company, having a 59.87% shareholding interest
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"CS Development"	China Shipping Development Co., Ltd. (中國發展股份有限公司), a joint stock limited company established in the PRC, a listed public company whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively and a subsidiary of China Shipping
"Guangzhou Shipping"	Guangzhou Shipping (Group) Company (廣州海運(集團)總公司), an enterprise established in the PRC and a subsidiary of China Shipping
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Rights"	H share share appreciation rights granted under the H share share appreciation rights scheme adopted by the Company's shareholders on 12 October 2005
"SGM"	the special general meeting of the Company held on 28 August 2006
"Supervisory Committee"	the supervisory committee of the Company

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
28 August 2006

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.033.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

H60 經濟日報 29 AUG 2006

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

（於中華人民共和國註冊成立的股份有限公司）
（股票代號：2866）

於二零零六年八月二十八日舉行之臨時股東大會－投票結果及董事及監事變動

董事會欣然公佈：

(1) 表決結果

日期為二零零六年七月五日之臨時股東大會通告所載之所有決議案已於臨時股東大會上通過。

(2) 董事及監事變更

李克麟先生已辭任本公司非執行董事職務，而姚作芝先生已辭任本公司監事會主席及監事職務，同時，姚作芝先生已獲委任為本公司新任非執行董事，而陳德誠先生已獲委任為本公司新任監事會監事及主席，上述委任均由二零零六年八月二十八日起生效。

董事會宣佈：

(1) 臨時股東大會表決結果

下列決議案已於本公司在二零零六年八月二十八日（星期一）上午十時正假座中華人民共和國上海市浦東新區福山路450號三樓第一號會議室舉行之臨時股東大會通過。共有4名授權代表出席臨時股東大會，彼等合共持有3,664,925,655股附有本公司投票權之股份，相當於附有本公司投票權之股份總數（6,030,000,000股股份）約60.78%。

於臨時股東大會舉行日期，本公司已發行股份數目為6,030,000,000股，即持有人有權出席臨時股東大會並於會上就各項提呈決議案投贊成或反對票之股份總數。股東就臨時股東大會提呈之任何決議案作出投票時不受任何限制。

臨時股東大會由本公司董事長兼執行董事李紹德先生主持。經授權代表考慮及以按股數投票方式表決後，以下決議案於臨時股東大會獲得通過，投票詳情如下：

決議案概要（節略版本）		票數（概約%）		
普通決議案		贊成	反對	棄權
1.	批准李克麟先生辭任本公司董事職務。	3,664,895,655 (99.99918%)	30,000 (0.000820%)	0 (0%)
2.	批准姚作芝先生辭任本公司監事職務。	3,664,880,655 (99.99877%)	30,000 (0.000820%)	15,000 (0.000410%)
3.	批准委任姚作芝先生為本公司非執行董事，自臨時股東大會結束起生效，直至本公司二零零六年度股東週年大會結束為止，即二零零七年六月或前後，並授權本公司董事會釐定彼之年度酬金。	3,664,800,255 (99.99658%)	100,400 (0.002739%)	25,000 (0.000681%)
4.	批准委任陳德誠先生為本公司監事，自臨時股東大會結束起生效，直至本公司二零零六年度股東週年大會結束為止，即二零零七年六月或前後，並授權本公司董事會釐定彼之年度酬金。	3,664,868,655 (99.998445%)	32,000 (0.000873%)	25,000 (0.000682%)
特別決議案				
5.	批准授予本公司董事會無條件一般性授權，以按日期為二零零六年七月五日之臨時股東大會通告第5項決議案所載條款，發行本金總額不超過人民幣3,500,000,000元的本公司債券。	3,664,868,655 (99,998445%)	42,000 (0.001146%)	15,000 (0.000409%)

有關上述決議案之全文，請參閱日期為二零零六年七月五日之臨時股東大會通告。

由於超過1/2票數投票贊成第1至第4項決議案及超過2/3票數投票贊成第5項決議案，故所有決議案分別以普通決議案及特別決議案獲正式通過。

臨時股東大會之投票程序由本公司核數師羅兵咸永道會計師事務所監察*（附註）*。

附註： 羅兵咸永道會計師事務所之工作範圍

按股數投票方式表決之臨時股東大會之投票結果已由執業會計師羅兵咸永道會計師事務所核查，羅兵咸永道會計師事務所之工作只限於應本公司要求，對本公司編製按股數投票方式表決之投票結果概要與由本公司收集並向羅兵咸永道會計師事務所提供按股數投票方式表決之投票表格進行核對。羅兵咸永道會計師事務所就此執行之工作並不構成按香港會計師公會頒佈之《香港核數準則》、《香港審閱工作準則》或《香港鑒證工作準則》進行之審計或審閱工作，羅兵咸永道會計師事務所也不會就與法律解釋或投票權有關之事宜作出確認或提出意見。

(2) 董事及監事變動

(a) 現任董事及監事辭任

李克麟先生因年紀關係，於二零零六年六月請辭本公司非執行董事之職務。李克麟先生之請辭已於臨時股東大會上獲批准。

姚作芝先生因獲委任為本公司新非執行董事，於二零零六年七月請辭本公司監事會主席及公司監事之職務。姚作芝先生之請辭已於臨時股東大會上獲批准。

根據上市規則第13.51(2)條，概無本公司證券持有人須注意之事宜。

(b) 委任新董事及監事

姚作芝先生獲委任為本公司新任非執行董事，陳德誠先生則獲委任為監事會之新任監事，兩人均獲本公司股東於臨時股東大會上批准，於臨時股東大會結束後生效。

在同日舉行之本公司監事會會議上陳德誠先生獲委任為監事會主席。

姚作芝先生之資料

姚作芝先生，59歲，於一九八五年畢業於華南師範大學，主修政治。彼於航運業累積超過35年豐富經驗。

姚作芝先生於二零零三年十月加入本公司，在二零零四年三月三日至二零零六年八月二十七日擔任監事會主席。於一九九七年至今出任廣州海運黨委書記，於二零零二年至今出任廣州海運總經理。姚作芝先生亦曾出任中海發展之非執行董事。於一九九八年至二零零五年，彼為中海發展旗下中海發展股份有限公司貨輪公司黨委書記。除上文所披露者外，姚作芝先生在過去三年並無出任上市公司之任何董事職務，亦無其他重要委任及資歷。彼與本公司任何董事、高級管理層、主要股東或控股股東並無關連。

姚作芝先生獲授予200,000份增值權。除上文所披露者外，截至本公告日期，姚作芝先生並無於本公司之股份中擁有證券及期貨條例第XV部所界定之任何其他權益。姚作芝先生並無任何須根據上市規則第13.51(2)(h)至第(v)條予以披露之資料，亦無其他根據上市規則第13.51(2)(w)條須本公司證券持有人注意之事宜。

姚作芝先生將與本公司就其出任本公司非執行董事訂立服務合約，任期將由臨時股東大會結束後至本公司二零零六年度股東周年大會結束(即二零零七年六月前後)為止。姚作芝先生出任本公司非執行董事之全年薪酬(包括花紅及其他酬金，如有)為人民幣88,000元(相等於約85,200港元)，乃經董事會按其職務、職責及投放在本公司事務之時間而釐定。

陳德誠先生之資料

陳德誠先生，56歲，於二零零零年畢業於華東理工大學，主修行政管理專業。

陳德誠先生在一九六八年開展其航海事業。由一九八四年至一九九二年，陳德誠先生在上海海事局歷任黨委辦公室副主任及主任。在一九九二年至一九九五年，彼出任上海海運(集團)公司實業總公司常務副總經理兼黨書記。於一九九五年至一九九八年，陳德誠先生為上海海運(集團)公司之工會主席及黨委委員。由一九九八年三月至今，彼為中海之工會主席。除上文所披露者外，陳德誠先生在過去三年並無出任上市公司之任何董事職務，亦無其他重要委任及資歷。彼與本公司任何董事、高級管理層、主要股東或控股股東並無關連。

截至本公告日期，陳德誠先生並無於本公司之股份中擁有證券及期貨條例第XV部所界定之任何其他權益。陳德誠先生並無任何須根據上市規則第13.51(2)(h)至第(v)條予以披露之資料，亦無其他根據上市規則第13.51(2)(w)條須本公司證券持有人注意之事宜。

陳德誠先生將與本公司就其出任監事會監事訂立服務合約，任期將由臨時股東大會結束後至本公司二零零六年度股東周年大會結束(即二零零七年六月前後)為止。陳德誠先生出任監事會監事之全年薪酬(包括花紅及其他酬金，如有)為人民幣88,000元(相等於約85,200港元)，乃經董事會按其職務、職責及投放在本公司事務之時間而釐定。

董事會藉此機會感謝李克麟先生及姚作芝先生在任內對本公司作出之貢獻。董事會亦謹此歡迎姚作芝先生及陳德誠先生履任新職。

釋義

於本公告內，除文意另有所指外，下列詞語具有以下涵義：

「董事會」	指	本公司董事會
「中海」	指	中國海運(集團)總公司，中國國有企業，為本公司控股股東，持有59.87%股權
「本公司」	指	中海集裝箱運輸股份有限公司，於中國成立之股份有限公司，其2,420,000,000股H股於香港聯合交易所有限公司上市
「中國發展」	指	中國發展股份有限公司，於中國成立之股份有限公司，其H股及A股分別於香港聯合交易所有限公司及上海證券交易所上市，並為中海之附屬公司
「廣州海運」	指	廣州海運(集團)總公司，於中國成立之企業，並為中海之附屬公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「增值權」	指	根據本公司股東於二零零五年十月十二日所採納之H股股票增值權計劃而授出之H股股票增值權
「臨時股東大會」	指	本公司於二零零六年八月二十八日舉行之臨時股東大會
「監事會」	指	本公司監事會

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國上海
二零零六年八月二十八日

於本公告刊發日期，本公司董事會成員包括執行董事李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生；非執行董事張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

本公告採納之匯率為1.00港元兌人民幣1.033元，僅供說明之用。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*